Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

AMERICAN PACIFIC CORPORATION

a Delaware Corporation

at

$46.50 Net Per Share

by

Flamingo Merger Sub Corp.

a wholly-owned subsidiary of

Flamingo Parent Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 24, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Flamingo Merger Sub Corp. (which we refer to as the “Purchaser”) a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (which we refer to as the “Parent”), which is controlled by H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (which we refer to as the “Sponsor”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of American Pacific Corporation, a Delaware corporation (which we refer to as the “Company” or “AMPAC”) at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 9, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and AMPAC. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into AMPAC (the “Merger”), with AMPAC continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur immediately following the expiration of the Offer (which is expected to be on February 24, 2014 at midnight (New York City time), unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Acceptance Time.” The time scheduled for payment for the Shares accepted for payment pursuant to and subject to the conditions to the Offer is referred to as the “Offering Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (“Effective Time”), other than (i) Shares owned by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury) or any other direct or indirect wholly-owned subsidiary of the Parent, the Purchaser, or AMPAC, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, AMPAC will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Antitrust Condition (as described below) and (iii) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to midnight (New York City time) on February 24, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Purchaser shall equal at least one share more than 50% of the outstanding Shares as of the Expiration Date. The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated, and (b) any applicable consent or approvals pursuant to Austrian Competition Laws have been obtained. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or the Offer illegal, be in effect. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

After careful consideration, AMPAC’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AMPAC and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware the (“DGCL”); (iv) recommended that AMPAC’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

January 24, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Continental Stock Transfer & Trust Company, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares, neither (i) nor (ii) will be required, as provided in the Letter of Transmittal), in each case prior to midnight (New York City time) on February 24, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others, Call Toll-Free: (855) 208-8903

Email: info@okapipartners.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning AMPAC contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by AMPAC or has been taken from or is based upon publicly available documents or records of AMPAC on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to AMPAC provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.10 per share, of American Pacific Corporation

Price Offered Per Share	$46.50 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	Midnight (New York City time) on February 24, 2014, unless the offer is extended or earlier terminated. See Section 1—“Terms of the Offer”

Purchaser	Flamingo Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation

Who is offering to buy my Shares?

Flamingo Merger Sub Corp., or Purchaser, a wholly-owned subsidiary of Flamingo Parent Corp., or Parent, is offering to purchase for cash any and all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into AMPAC, referred to as the Merger. Parent is controlled by H.I.G. Bayside Debt & LBO Fund II, L.P., or Sponsor, a Delaware limited partnership. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Flamingo Parent Corp. alone, the term “Purchaser” to refer to Flamingo Merger Sub Corp. alone and the term “AMPAC” to refer to American Pacific Corporation alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the outstanding shares of common stock, par value $0.10 per share, of AMPAC on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of AMPAC common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

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Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in AMPAC. If the Offer is consummated, Parent intends to consummate the Merger as soon as practicable after the Acceptance Time and, in any event, immediately after the Offer Closing. Upon consummation of the Merger, AMPAC would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $46.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and AMPAC have entered into an Agreement and Plan of Merger, dated as of January 9, 2014 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

What does the AMPAC board of directors think of the Offer?

After careful consideration, AMPAC’s board of directors (the “Company Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AMPAC and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware the (“DGCL”); (iv) recommended that AMPAC’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

A more complete description of the reasons of the Company Board’s approval of the Offer and the Merger is set forth in AMPAC’s Solicitation/Recommendation Statement on Schedule 14D-9.

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $501.1 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options, restricted stock awards, performance shares and restricted stock units), to pay debt, to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger (the “Merger Closing”). Purchaser has obtained a debt commitment letter (the “Debt Commitment Letter”) from Jefferies Finance LLC (“Jefferies,” and together with any additional lead arranger appointed in accordance with the Debt Commitment Letter, the “Debt Commitment Parties”) to provide an aggregate of $355 million in debt financing to Purchaser (“Debt Financing”), consisting of a senior secured term loan facility in an aggregate principal amount of $330 million (the “Term Loan Facility”) and a senior secured revolving credit facility in an aggregate principal amount of $25 million (the

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“Revolving Facility,” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The Term Loan Facility will be available in a single drawing on the Closing Date. The loan under the Revolving Facility may be made available on the Closing Date to fund any original issue discount or certain upfront fees and in an amount no greater than $1,000,000 (a) to pay the consideration for the Merger, (b) to refinance existing indebtedness of AMPAC and its subsidiaries (including accrued and unpaid interest), (c) to provide working capital to AMPAC and (d) to pay costs and expenses related to the Offer and the Merger. Sponsor has provided an equity commitment of up to $124.3 million to Parent (“Equity Financing”), which, in addition to the Debt Financing and certain cash on hand of AMPAC, we anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses and fund working capital at the Merger Closing. For the avoidance of doubt, we will have sufficient resources available to us pursuant to the Equity Financing and the Debt Financing to purchase all of the Shares pursuant to the Offer without any cash on hand of AMPAC. That said, the consummation of the Debt Financing and the Equity Financing is not a condition to the closing of the Offer.

See Section 9—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

(a)	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act or Austrian Competition Laws having expired or been terminated;

(b)	there shall have been validly tendered and validly withdrawn prior to the Expiration Date that number of Shares which, together with (without duplication of such shares) any Shares then owned by Purchaser, collectively represents as of the Expiration Date one Share more than fifty percent (50%) of all Shares then outstanding (the “Minimum Tender Condition”);

(c)	as of the Expiration Date there shall not be any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority (collectively “Restraints”) in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(d)

that the representations and warranties of AMPAC (A) set forth in 4.3(d) (Voting Requirements), Sections 4.6(b) (Absence of Certain Changes), 4.8(e) (Compliance with Anti-Terrorism Laws) and 4.15 (Rights Agreement) of the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date, (B) set forth in Section 4.2 (Capitalization) and Section 4.21 (Brokers and Other Advisors) of the Merger Agreement, without giving effect to any materiality or “Company Material Adverse Effect” (as defined below), shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (C) set forth in the Merger Agreement other than those sections specifically identified in clause (A) or (B) of this paragraph, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of the Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (C), where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (B) of this paragraph, if one or more inaccuracies in the representations and warranties set forth in Section 4.2 (Capitalization) of the Merger Agreement would cause the aggregate amount required to be paid by Parent or Purchaser to effectuate the Offer, the Merger, refinance AMPAC’s outstanding indebtedness, indirectly acquire all of the outstanding equity interests in AMPAC’s subsidiaries, consummate the Offer and the Merger to be consummated and pay all fees and expenses in connection therewith, including pursuant to Article III of the Merger Agreement, to

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increase by $3,890,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this paragraph (and if below $3,890,000, such inaccuracy or inaccuracies will not be considered material for purposes of clause (B) of this paragraph);

(e)	that AMPAC shall have performed or complied with Section 6.1(b)(viii)(D) of the Merger Agreement (to the extent relating to Company Plans that are Pension Plans) in all respects or shall have failed to perform or comply in all material respects with its other obligations or covenants under the Merger Agreement in each case, on or prior to the Expiration Date and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Date; provided that a failure to perform or comply with the obligations or covenants set forth in Section 6.1(b)(i) of the Merger Agreement shall be considered material for purposes of this paragraph if such failure would cause the aggregate amount required by Parent and Purchaser to effectuate the Offer, the Merger, refinance AMPAC’s outstanding indebtedness, indirectly acquire all of the outstanding interests in AMPAC’s subsidiaries, consummate the Offer and the Merger and pay all fees and expenses in connection therewith by $3,890,000 or more;

(f)	a Company Material Adverse Effect (as described below) shall not have occurred since the date of the Merger Agreement;

(g)	the Merger Agreement shall not have been terminated in accordance with its terms; and

(h)	the marketing period of at least 18 business days set forth in the Merger Agreement to allow Parent a certain amount of time to obtain the Debt Financing shall have been completed.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of AMPAC, Purchaser shall not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer , (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify any terms of the Offer, including any of the conditions of the Offer in any manner adverse to the holders of the Shares or impose any conditions to the Offer in addition to the conditions to offer contained in this Offer to Purchase; (v) amend, modify or waive the Minimum Tender Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to the Merger Agreement. See Section 15—“Certain Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any AMPAC stockholders agreed to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or (B) a completed and signed Letter of Transmittal indicating that you tender all of your direct registration Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or (ii) tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

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If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. There is no procedure for guaranteed delivery in the Offer.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight (New York City time) on February 24, 2014, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur immediately following the expiration of the Offer (which is expected to be on February 24, 2014 at midnight (New York City time), unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The time scheduled for payment for the Shares accepted for payment pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares also may be withdrawn at any time after March 25, 2014, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	if, at any then-scheduled Expiration Date, the Minimum Tender Condition has been satisfied but any other condition to the Offer is not satisfied or waived, then the Purchaser must extend the Offer for one or more successive increments of ten (10) business days;

•	if, as of the then-scheduled Expiration Date, the Minimum Tender Condition shall not have been satisfied, the Purchaser may and, if requested by AMPAC, then the Purchaser shall, extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of five (5) business days each;

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•	if (A) all of the conditions to the Offer have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (B) the Debt Financing has not actually been received by the Purchaser as of the then-scheduled Expiration Date, then the Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled Expiration Date for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as Parent and AMPAC may mutually agree); and

•	Purchaser shall extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of The NASDAQ Global Market, or any other applicable Law, in each case, applicable to the Offer.

Purchaser shall not, however terminate the Offer prior to any scheduled Expiration Date without the prior written consent of AMPAC, except in the event of the termination of the Merger Agreement.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depositary for the Offer (“Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (New York City time), on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will AMPAC continue as a public company?

If the Minimum Tender Condition is satisfied, as soon as practicable following the Acceptance Time, we intend to effect the Merger. If the Merger takes place, AMPAC no longer will be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury), or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or AMPAC and in each case not held on behalf of third parties, or by any stockholder of AMPAC who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of DGCL.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with Delaware law. Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

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What is the market value of my Shares as of a recent date?

On January 9, 2014, which was the last trading day prior to public reports of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $39.12. On January 23, 2014, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $46.43. The Offer Price represents a premium of approximately 18.9% over the January 9, 2014 closing stock price and a premium of approximately 1.5% over the January 23, 2014 stock price.

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (“Options”). Pursuant to the Merger Agreement, at or prior to the Effective Time, AMPAC will use all actions necessary to provide that each outstanding option to purchase Shares granted under American Pacific Corporation Amended and Restated 2001 Stock Option Plan, the American Pacific Corporation Amended and Restated 2002 Directors Stock Option Plan, and the American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan (collectively, the “Stock Plans”) that is outstanding and unexercised (without regard to the exercise price of such Option) as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and exercisable immediately prior to and contingent on the Merger Closing. As of the Merger Closing, all such options shall be canceled in exchange for the right to receive (as soon as reasonably practicable) a cash amount equal to the designated consideration for each Share then subject to the Option (less all applicable tax deductions and withholdings required by law to be withheld in respect of such payment and without interest).

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units. Pursuant to the Merger Agreement, at or prior to the Effective Time, AMPAC will take all actions necessary to provide that each restricted stock unit granted under any Stock Plan that is outstanding immediately prior to the Effective Time (whether or not vested) shall be converted into the right to receive a cash amount equal to the Offer Price as soon as is reasonably practicable after the Effective Time (less all applicable tax deductions and withholdings required by law to be withheld in respect of such payment and without interest).

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Okapi Partners LLC at (855) 208-8903 (Toll Free). Banks and brokers may call collect at (212) 297-0720. Okapi Partners LLC is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

S-vii

To the Holders of

Shares of Common Stock of AMPAC,

INTRODUCTION

Flamingo Merger Sub Corp, a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (which we refer to as “Parent”), which is controlled by H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Sponsor”), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of American Pacific Corporation, a Delaware corporation (which we refer to as “AMPAC” or the “Company”), at a purchase price of $46.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of January 9, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and AMPAC. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into AMPAC (the “Merger”), with AMPAC continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger is the “Merger Closing” and the date of the Merger Closing is the “Merger Closing Date.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury) or any other direct or indirect wholly-owned subsidiary of the Parent, the Purchaser, or AMPAC, and in each case not held on behalf of third parties, and (ii) Dissenting Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, AMPAC will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of AMPAC stock options and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction #6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Antitrust Condition (as described below) and (iii) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to midnight (New York City time) on February 24, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Purchaser shall equal at least one share more than 50% of the outstanding Shares as of the Expiration Date. The Antitrust Condition requires that (a) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated, and (b) any applicable consent or approvals pursuant to Austrian Competition Laws have been obtained. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or the Offer illegal, be in effect. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

After careful consideration, AMPAC’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of AMPAC and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware the (“DGCL”); (iv) recommended that AMPAC’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

A more complete description of AMPAC’s board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in AMPAC’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Transaction” and “Reasons for the Board of Directors’ Recommendation.”

AMPAC has advised Parent that, on January 21, 2014, (i) 8,474,304 Shares were issued and outstanding (including 76,580 Restricted Stock Awards (as defined below)) and 476,391 Shares were issuable upon the exercise of vested stock options to purchase Shares, including options to purchase Shares that were granted pursuant to the American Pacific Corporation Amended and Restated 2001 Stock Option Plan and the American Pacific Corporation Amended and Restated 2002 Directors Stock Option Plan, and Restricted Stock Awards and options to purchase Shares that were granted pursuant to the American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan (collectively, the “Stock Plans”) (such options, referred to herein as “Options” or “Stock Options”), with an exercise price (if applicable) of no more than the Offer Price. Assuming that no Shares are issued pursuant to the exercise of Options, grants of restricted stock awarded under the Stock Plans (which we refer to as “Restricted Stock Awards”), vesting of restricted stock units (which we refer to as “Restricted Stock Units”) or otherwise after January 21, 2014 there would be 7,997,913 Shares outstanding and the Minimum Tender Condition would be satisfied if at least 3,998,957 Shares are validly tendered and not validly withdrawn on or prior to the Expiration Date.

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of AMPAC at the Effective Time shall, from and after the Effective Time, be the officers of AMPAC.

If the Minimum Tender Condition is met, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of AMPAC pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the consummation of the Offer, but in any event on the date of, and immediately following, the Offer Closing, without a meeting of the stockholders of AMPAC, in accordance with Section 251(h) of the DGCL.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur immediately following the expiration of the Offer (which is expected to be on February 24, 2014 at midnight (New York City time) unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The time scheduled for payment for the Shares accepted for payment pursuant to and subject to the conditions to the Offer is referred to as the “Offer Closing” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below), the Antitrust Condition, the governmental authority condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

The Expiration Date may be extended in certain circumstances, including that (i) if, at the then-scheduled Expiration Date, the Minimum Tender Condition has been satisfied but any other condition to the Offer is not satisfied or waived, then the Purchaser must extend the Offer for one or more successive increments of ten (10) business days each; and (ii) if, as of the then-scheduled Expiration Date, the Minimum Tender Condition shall not have been satisfied, then the Purchaser may and, if requested by AMPAC, the Purchaser shall, extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of five (5) business days each; and (iii) if (A) all of the conditions to the Offer have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (B) the Debt Financing (as defined below) has not actually been received by the Purchaser as of the then-scheduled Expiration Date, then the Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled Expiration Date for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as Parent and AMPAC may mutually agree); provided, however, in the case of each of clauses (i) through (iii) above, that the Purchaser may, but shall not be required to, extend the Offer beyond April 9, 2014 (as may be extended pursuant to the Merger Agreement the “Walk-Away Date”). In addition, the Purchaser shall, without the written consent of AMPAC, extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of The NASDAQ Global Market, or any other applicable Law, in each case, applicable to the Offer.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of AMPAC, Purchaser shall not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer , (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) amend or modify any terms of the Offer, including any of the conditions of the Offer in any manner adverse to the holders of the Shares or impose any conditions to the Offer in addition to the conditions to offer contained in this Offer to Purchase; (v) amend, modify or waive the Minimum Tender Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if the Acceptance Time shall not have occurred on or before Walk-Away Date or, if earlier, the Expiration Date; provided, however, that if (A) AMPAC reasonably believes that Parent is in material breach of its obligations under the Merger Agreement, (B) the failure of the Acceptance Time to occur on or before the Walk-Away Date or, if earlier, the Expiration Date primarily resulted from such material breach and (C) prior to the initial 90-day Walk-Away Date, AMPAC has given written notice to Parent to such effect and that AMPAC desires to extend the Walk-Away Date pursuant to this paragraph, then the Walk-Away Date shall for all purposed of the Merger Agreement be extended for one additional 60-day period following the initial 90-day period.

AMPAC has provided us with AMPAC’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on AMPAC’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we, with AMPAC’s consent, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and the Austrian Competition Laws. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares (“DRS Shares”), neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date; provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by midnight on the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such

Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3 (provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we shall determine. None of Purchaser, the Depositary, Okapi Partners LLC (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by AMPAC’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of AMPAC’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of AMPAC’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of AMPAC in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 25, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to United States stockholders of AMPAC whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options, Restricted Stock Awards or Restricted Stock Units. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of AMPAC. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to United States stockholders of AMPAC in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of AMPAC following the Offer and the Merger, to holders of equity awards under AMPAC’s equity compensation plans, or to special classes of taxpayers (e.g., non-U.S. taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and stockholders that beneficially own (actually or constructively), or at some time during the 5-year period ending on the date of the exchange have beneficially owned (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address taxes other than United States federal income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations. Under certain circumstances, the newly effective federal 3.8% tax on net investment income may apply on the amount of gain (in addition to any long or short-term capital gain tax) to a U.S. Holder that is an individual, estate or trust.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“NASDAQ”) under the symbol “APFC.” AMPAC advised Purchaser that, as of January 21, 2014, there were (i) 7,997,913 Shares (including 76,580 Restricted Stock Awards) issued and outstanding and (ii) 476, 391 Shares subject to issuance from the exercise of outstanding Options (vested and unvested).

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended September 30, 2011
First Quarter	$6.30	$4.36
Second Quarter	6.28	5.73
Third Quarter	8.16	5.81
Fourth Quarter	9.97	6.50
Year Ended September 30, 2012
First Quarter	$9.75	$6.85
Second Quarter	8.29	7.20
Third Quarter	10.59	7.35
Fourth Quarter	13.47	8.60
Year Ended September 30, 2013
First Quarter	$16.51	$11.00
Second Quarter	24.39	15.68
Third Quarter	29.77	21.50
Fourth Quarter	54.79	27.00

On January 9, 2014, which was the last trading day prior to public reports of the Offer and the Merger the reported closing sales price of the Shares on NASDAQ was $39.12. On January 23, 2014, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $46.43. The Offer Price represents a premium of approximately 18.9% over the January 9, 2014 closing stock price and a premium of approximately 1.5% over the January 23, 2014 stock price.

According to AMPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, AMPAC did not declare cash dividends during the fiscal years ended September 30, 2013 and 2012 on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning AMPAC

Except as specifically set forth herein, the information concerning AMPAC contained in this Offer to Purchase has been taken from or is based upon information furnished by AMPAC or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to AMPAC’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. AMPAC and its predecessors have been engaged in chemical manufacturing since 1955. AMPAC’s principal offices are located at 3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89169 and its telephone number is (702) 735-2200. The following description of AMPAC and its business has been taken from AMPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and is qualified in its entirety by reference to such Form 10-K. AMPAC is a leading custom manufacturer of fine chemicals and specialty chemicals within focused markets. AMPAC’s Fine Chemical segment supplies active pharmaceutical ingredients and registered intermediates to the pharmaceutical industry. AMPAC’s Specialty Chemicals segment produces various perchlorate chemicals and is the only North American producer of rocket-grade ammonium perchlorate which is the predominant oxidizing agent for solid propellant rockets, booster motors and missiles used in space exploration, commercial satellite transportation and national defense programs. AMPAC produces clean agent chemicals for the fire protection industry, as well as electro-chemical equipment for the water treatment industry.

Available Information. The Shares are registered under the Exchange Act. Accordingly, AMPAC is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning AMPAC’s directors and officers, their remuneration, Stock Options, Restricted Stock Awards and Restricted Stock Units granted to them, the principal holders of AMPAC’s securities, any material interests of such persons in transactions with AMPAC and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including AMPAC, that file electronically with the SEC.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to AMPAC or any of its subsidiaries or affiliates or for any failure by AMPAC to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation formed on January 3, 2014 and Purchaser is a Delaware corporation formed on January 3, 2014. Both companies were formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring, financing and negotiating the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the contemplated financing. Upon the completion of the Merger, Purchaser will cease to exist and AMPAC will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Parent. Parent is controlled by the Sponsor. The principal business of Sponsor is to make equity investments in business organizations. Sponsor has provided an equity commitment of up to $124.3 million to Parent. See Section 9—“Source and Amount of Funds.”

The office address of each of Purchaser, Parent or Sponsor is c/o H.I.G. Capital, LLC, 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, and the telephone number is (305) 379-2322. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Sponsor are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AMPAC (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with AMPAC or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AMPAC or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and (iv) the Purchaser has received equity and debt commitments sufficient to purchase all of the Shares tendered pursuant to the Offer and, together with cash at AMPAC, will have sufficient funds to consummate the Merger. The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay debt of AMPAC, to pay related transaction fees and expenses, and to fund working capital at the Merger Closing will be approximately $501.5 million. Purchaser anticipates funding these payments with a combination of Debt Financing and Equity Financing (as defined below) as described herein and, certain cash on hand of AMPAC. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided which are described below under “—Equity Financing” and “—Debt Financing.” Under the Merger Agreement, Parent and Purchaser are permitted to amend, replace, supplement or otherwise modify or grant waivers of any of its rights under the financing commitments without the written consent of AMPAC, unless such amendment, replacement, supplement or other modification or waiver would:

•	reduce the aggregate amount of the financing; or

•	impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Debt Financing or Equity Financing in a manner that would reasonably be expected to (i) delay or prevent the timely funding of the financing (or satisfaction of the conditions to the financing) on the Expiration Date or the Closing Date or (ii) adversely impact the ability of Parent, Purchaser or AMPAC, as applicable, to enforce its rights against other parties to the Debt Commitment Letter and Equity Commitment Letter (as defined below), in each of clauses (i) and (ii) in any material respect.

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (as defined below), (A) Parent and Purchaser shall promptly notify AMPAC and (B) Parent and Purchaser shall use their reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Offer and the Merger with terms and conditions not materially less favorable to Parent and Purchaser (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter (as defined below) as promptly as practicable following the occurrence of such event but no later than the Offer Closing Date.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied.

Equity Financing. Parent has received an equity commitment letter, dated January 9, 2014 (which we refer to as the “Equity Commitment Letter”), from Sponsor, pursuant to which Sponsor has provided an equity commitment of up to $124.3 million (the “Equity Financing”) for the purpose of (i) funding a portion of the amount in cash equal to the Offer Price (the “Merger Consideration”) and any other amounts required to be paid by Parent or Purchaser pursuant to the Merger Agreement and (ii) paying all related fees and expenses incurred by Parent and Purchaser in connection with or pursuant to the Merger Agreement. Pursuant to the Equity Commitment Letter, to fund such commitment, Sponsor will purchase, or will cause the purchase, directly or indirectly, through one or more intermediate entities, of equity securities of Parent. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” AMPAC is an express third-party beneficiary to the Equity Commitment Letter and has the following enforcement rights (and only the following enforcement rights) under the Equity Commitment Letter: (i) the right to seek specific performance of Parent’s obligation to enforce Sponsor’s obligation to fund the equity commitment set forth in the Equity Commitment Letter in accordance with the terms of the Equity Commitment Letter and in accordance with certain provisions of the Merger Agreement and (ii) the right to directly seek specific performance of Sponsor’s obligation to fund the equity commitment set forth in the Equity Commitment Letter under the circumstances, and only under the circumstances, in which AMPAC would be permitted by clause (i) and certain provisions related to specific performance in the Merger Agreement to obtain specific performance requiring Parent to enforce Sponsor’s obligation to fund such equity commitment. Sponsor may allocate a portion of the Equity Financing to one or more persons; provided that such allocation shall not relieve the Sponsor of its obligations under the Equity Commitment Letter, including its obligation to fund the full amount.

Concurrently with the execution and delivery of the Equity Commitment Letter, Sponsor executed and delivered to AMPAC a limited guaranty in favor of AMPAC in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to as the “Guaranty”) which guarantees to AMPAC the due and punctual payment of (i) the payment obligations of Parent to AMPAC described under Section 11—“The Merger Agreement; Other Agreements—Termination Fees” up to an aggregate amount equal to the Parent Termination Fee, (ii) the expense reimbursement and indemnification obligations of Parent and Purchaser described under Section 11—“The Merger Agreement; Other Agreements—Financing” up to an aggregate amount equal to $2,000,000, and (iii) the payment obligations of Parent and Purchaser for reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred by AMPAC to commence a suit to enforce payment of the Parent Termination Fee (described below), in the case of each of clauses (i) through (iii) above if and when those obligations become payable under the Merger Agreement.

The funding of the equity commitment under the Equity Commitment Letter is subject to (i) the execution and delivery of the Merger Agreement by AMPAC and (ii) the satisfaction or waiver at the Offer Closing of all conditions precedent to the obligations of Parent to consummate the Offer set forth in the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Offer Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) (without any waiver of any such condition except waivers in which Parent or Purchaser concurs), (iii) the Debt Financing (including any alternative financing that has been obtained in accordance with the terms of the Merger Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Offer Closing if the Equity Financing is funded at the Offer Closing. The Sponsor may allocate all or a portion of its investment to other Persons as permitted pursuant to the terms of the Equity Commitment Letter, and its Commitment thereunder will be reduced by any amounts actually contributed to Parent by such Persons (and not returned) at or prior to the Closing Date for the purpose of funding the Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer, the Merger Consideration, any other amounts required to be paid pursuant to the Merger Agreement and related fees and expenses incurred in connection with or pursuant to the Merger Agreement.

Debt Financing. Purchaser received a debt commitment letter, dated January 9, 2014 (the “Debt Commitment Letter”), from Jefferies Finance LLC (“Jefferies” together with any additional lead arranger appointed in accordance with the Debt Commitment Letter, the “Debt Commitment Parties”). The Debt Commitment Letter provides an aggregate of $355 million in debt financing to Purchaser (the “Debt Financing” and, together with the Equity Financing, the “Financing”), consisting of a senior secured term loan facility in an aggregate principal amount of $330 million (“Term Loan Facility”) and a senior secured revolving credit facility in an aggregate principal amount of $25 million (the “Revolving Facility,” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The Term Loan Facility will be available in a single drawing on the Closing Date. Loans under the Revolving Facility may be made available on the Closing Date (i) to fund any original issue discount or certain upfront fees and (ii) in an amount no greater than $1,000,000 (a) to pay the consideration for the Merger, (b) to refinance existing indebtedness of AMPAC and its subsidiaries (including accrued and unpaid interest), (c) to provide working capital and (d) to pay costs and expenses related to the Offer and the Merger. The initial borrower under the Senior Secured Credit Facilities contemplated by the Debt Commitment Letter will be Purchaser, and upon consummation of the Merger, the rights and obligations under the Senior Secured Credit Facilities will be assumed by the Surviving Corporation. Capitalized terms used in “—Debt Financing” and not otherwise defined have the respective meanings set forth in the Debt Commitment Letter.

Interest under the Senior Secured Credit Facilities will be payable at the option of the borrower, either at a base rate plus a margin or adjusted LIBOR plus a margin and will be payable at the end of each interest period set forth in the credit agreements. In addition, in respect of the Revolving Facility, the borrower will pay a commitment fee based on undrawn commitments under the Revolving Facility. The borrower may elect interest periods of 1, 2, 3, or 6 months (or, if agreed by all relevant Lenders, 12 months or a shorter period) for adjusted LIBOR borrowings. The Term Loan Facility will mature in five years, and the Revolving Facility will mature in four years and six months, in each case, from the closing date of the Senior Secured Credit Facilities.

The Senior Secured Credit Facilities will be guaranteed on a joint and several basis by the immediate parent of the borrower and by all of the existing and future direct and indirect wholly-owned domestic subsidiaries of the borrower other than certain immaterial and other subsidiaries. The Senior Secured Credit Facilities will be secured, subject to permitted liens and other agreed upon exceptions, by substantially all of the tangible and intangible assets of the immediate parent of the borrower and each subsidiary guarantor, including a first-priority pledge of all the capital stock held by the immediate parent of the borrower or any subsidiary guarantor, including the stock of Purchaser with certain exceptions, including limitations on the pledge of capital stock of foreign subsidiaries.

The funding of the Senior Secured Credit Facilities on the Closing Date is subject to certain closing conditions, including, without limitation:

•	the execution and delivery by the immediate parent of the borrower and the borrower of the Debt Financing documentation which shall be consistent with the applicable Term Sheet;

•	except as set forth in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement, during the period beginning September 30, 2013 and ending January 9, 2014, there has not been any event, change or occurrence that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) and (ii) since January 9, 2014, there not having occurred any Company Material Adverse Effect;

•	the consummation of the Acquisition (including the Merger) or the substantially concurrent consummation thereof with the initial borrowing under the Senior Secured Credit Facilities in accordance with the Merger Agreement, but without giving effect to any amendments, waivers or consents that are materially adverse to the lenders under the Senior Secured Credit Facilities (in their capacity as such) without the prior written consent of the Debt Commitment Parties (such consent not to be unreasonably withheld or delayed);

•	the consummation of the Equity Contribution or the substantially concurrent consummation thereof with the initial borrowing under the Senior Secured Credit Facilities;

•	the termination and release (or provision for release thereof acceptable to the Debt Commitment Parties) of all existing third party debt for borrowed money of AMPAC and its subsidiaries concurrently with the initial borrowing under the Senior Secured Credit Facilities;

•	the delivery of certain audited, unaudited and pro forma financial statements;

•	the delivery of certain customary closing documents (including, among others, a solvency certificate, legal opinions, evidence of authority and lien searches), payoff letters, terminations, documentation required under anti-money laundering laws and the taking of certain actions necessary to establish and perfect a security interest in certain items of collateral;

•	the receipt of customary marketing materials;

•	the expiration of a marketing period of 15 consecutive business days following receipt of the marketing materials for use in the syndication of the Senior Secured Credit Facilities;

•	the payment of applicable fees and expenses;

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents.

The Debt Commitment Letter shall automatically terminate (a) in the event that the initial borrowing in respect of the Senior Secured Credit Facilities does not occur on or before the date that is 90 days from the date of the Debt Commitment Letter, unless the Debt Commitment Parties shall, in their sole discretion, agree in writing to an extension, or (b) if earlier, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms prior to the closing of the Acquisition or (ii) the consummation of the Acquisition without the use of any of the Senior Secured Credit Facilities.

Although the Debt Financing described in this Offer to Purchase is not subject to due diligence or a “market out” provision, which would have allowed lenders not to fund their commitments if certain conditions in the financial markets prevail, there is still a risk that such Debt Financing may not be funded when required. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described in this Offer to Purchase is not available as anticipated.

10.	Background of the Offer; Past Contacts or Negotiations with AMPAC.

Background of the Offer

The following is a description of contacts between and among representatives of H.I.G. Capital (together with its affiliates, “H.I.G.”), Parent or Purchaser with representatives of AMPAC that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of AMPAC’s activities relating to these contacts, please refer to AMPAC’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On June 12, 2013, H.I.G. received information regarding a potential transaction related to AMPAC from KeyBanc Capital Markets Inc. (“KeyBanc”). KeyBanc sent a “teaser” briefly describing, but not identifying AMPAC and its businesses. Thereafter, KeyBanc telephoned H.I.G. to inquire as to H.I.G.’s interest in AMPAC.

On June 19, 2013, AMPAC and H.I.G. entered into a confidentiality agreement with respect to a potential transaction.

On June 25, 2013, H.I.G. received a confidential information memorandum regarding AMPAC’s business and the proposed transaction.

Following distribution of the confidential information memorandum KeyBanc sent a process instruction letter to H.I.G. and requested that H.I.G. submit a preliminary indication of interest.

On July 23, 2013, in response to KeyBanc’s request, H.I.G. submitted an indication of interest with a price range of $37.50 through $41.00 per share through KeyBanc.

On July 31, 2013, H.I.G. attended a management presentation in Las Vegas, NV that described AMPAC’s business, historical performance and industry trends.

On August 14, 2013, Fraser Preston of H.I.G. met with Joe Carleone, the chief executive officer of AMPAC in Las Vegas, NV to follow up on the presentation given on July 31, 2013.

From August 14, 2013 through the signing of the Merger Agreement, H.I.G. performed due diligence investigations of AMPAC and had various phone calls with representatives of management of AMPAC and with KeyBanc regarding AMPAC’s business and the sale process.

On August 27, 2013, AMPAC provided H.I.G. access to an electronic data room. The electronic data room contained financial and operational information of AMPAC.

On August 28, 2013, H.I.G. received a “Phase II Reaffirmation Bid Procedures Letter” from KeyBanc requesting that H.I.G. submit a reaffirmation of its indication of interest and a mark-up of a proposed term sheet by September 17, 2013.

On September 17, 2013, H.I.G. submitted a reaffirmation of its indication of interest with a price range of $42.00 through $45.00 per share through KeyBanc.

On September 24, 2013, in response to a request from KeyBanc, H.I.G. submitted a revised reaffirmation proposal at a price of $45.00 per share through KeyBanc.

On October 4, 2013, H.I.G. expressed its hesitation, through KeyBanc, to continue in the process given the volatility and widening spread between the market price of the shares and its view of the value of the shares. KeyBanc informed H.I.G. that the Company had decided to suspend the process and temporarily close the electronic data room to further access.

On November 6, 2013, Fraser Preston met with Joe Carleone in Las Vegas, NV, in which Mr. Carleone provided an update on AMPAC’s business and operations.

During the week of November 18, 2013, KeyBanc contacted H.I.G. and notified them that the electronic data room would be reopened in order to provide certain updated financial information and that management would be made available to discuss growth objectives and plans of AMPAC.

On December 3, 2013, H.I.G. attended a presentation at AMPAC’s Rancho Cordova, CA facility with certain representatives of AMPAC’s management to discuss growth prospects and the acquisition pipeline of the AMPAC’s Fine Chemical’s business.

During the week of December 9, 2013, representatives from Ropes & Gray conducted a preliminary due diligence investigation of AMPAC.

On December 13, 2013, H.I.G. submitted to AMPAC a written, non-binding proposal to acquire AMPAC for a price of $45.00 per share, together with drafts of the Merger Agreement, Equity Commitment Letter, Guaranty and exclusivity agreement, through KeyBanc.

Following further discussions on December 16, 2013, H.I.G. and the board of directors of AMPAC agreed to pursue a transaction at a price of $46.00 per share subject to completion of due diligence and satisfactory negotiation of Merger Agreement, Equity Commitment Letter and Guaranty, and to forego exclusivity.

On December 16, 2013, representatives from H.I.G. and Ropes & Gray prepared a follow-up diligence request list, which H.I.G. sent to AMPAC through KeyBanc.

From December 16, 2013 through the signing of the Merger Agreement, H.I.G., Ropes & Gray, Clay Marsh and Grant Thornton performed their respective due diligence investigations of AMPAC. During this period, H.I.G., Ropes & Gray, Clay Marsh and Grant Thornton: (i) reviewed materials posted to the electronic data room or publicly available, (ii) submitted a series of follow-up document and other diligence requests to AMPAC and representatives thereof and (iii) held diligence calls with members of AMPAC’s management and other AMPAC representatives.

On December 17, 2013, Fraser Preston met with Joe Carleone in Las Vegas, NV to discuss certain due diligence and process topics.

On December 18, 2013, H.I.G. conducted a site visit with its advisors at AMPAC’s Cedar City, UT facility.

On December 18, 2013, representatives from Ropes & Gray and Morrison & Foerster held an initial call to discuss the structure of the proposed transaction, including whether the transaction would be subject to 251(h) of the DGCL.

On December 19, 20 and 23, 2013, H.I.G. and its advisors participated in additional site visits at AMPAC’s facilities, met with representatives of AMPAC’s management and conducted environmental diligence.

On December 23, 2013, representatives from Morrison & Foerster sent a revised draft of the Merger Agreement, Equity Commitment Letter and Guaranty to Ropes & Gray. The drafts contemplated, among other things, (i) representations and warranties of AMPAC that were more limited in scope, (ii) strengthened obligations of Parent and Purchaser with respect to the financing covenant, (iii) broader rights of AMPAC with respect to a potential acceptance of a Superior Proposal, (iv) an increase in the Parent Termination Fee from $11.5 million to $23 million and (v) limiting reimbursement of Parent expenses, in certain situations, to $1 million.

On December 28, 2013, representatives from Ropes & Gray sent a revised draft of the Merger Agreement to Morrison & Foerster. The draft contemplated, among other things, (i) a broader scope of certain representations and warranties of AMPAC, (ii) a limited ability of AMPAC to accept a carve-out transaction as a Superior Proposal, (iii) limiting the scope of the obligations of Parent and Purchaser under the financing covenant, including language providing that Parent could not be obligated to bring an action against its lenders, (iv) a Company Termination Fee and the Parent Termination Fee equal to $14 million, (v) reimbursement of Parent expenses, in certain situations, up to a $2 million limit and (vi) a dollar threshold of $2 million with respect to the accuracy of AMPAC’s capitalization representation as an Offer condition.

On December 30, 2013, Joe Carleone of AMPAC met with Fraser Preston to provide an update on AMPAC’s business and to discuss the transaction process.

On December 31, 2013, representatives from Morrison & Foerster distributed revised draft of Merger Agreement to Ropes & Gray. The draft contemplated, among other things, (i) the ability of AMPAC to accept a carve-out transaction as a Superior Proposal, (ii) that there was no prohibition against Parent being obligated to bring an action against its lenders and (iii) a 1% of transaction value threshold with respect to the accuracy of AMPAC’s capitalization representation as an Offer condition.

On December 31, 2013, representatives from Ropes & Gray sent revised drafts of the Equity Commitment Letter and Limited Guaranty to Morrison & Foerster.

On January 2, 2014, representatives from Ropes & Gray and Morrison & Foerster held a call to negotiate open points in the Merger Agreement, Equity Commitment Letter and Limited Guaranty. During the call, Morrison & Foerster, on behalf of AMPAC, negotiated for Parent being obligated to bring an action against its lenders.

Furthermore, Morrison & Foerster, on behalf of AMPAC, negotiated for a dollar threshold with respect to the accuracy of AMPAC’s capitalization representation as an Offer Condition of approximately 1% of the aggregate transaction value.

On January 2, 2014, antitrust specialists from Ropes & Gray and Morrison & Foerster began coordinating on antitrust filings in connection with the potential transaction.

On January 3, 2014 and January 5, 2014, H.I.G. met with certain members of management of AMPAC to discuss their current roles and responsibilities within AMPAC’s organization to obtain updates on various aspects of AMPAC’s business.

On January 4, 2014, Morrison & Foerster sent a revised copy of the Merger Agreement to Ropes & Gray.

In the early morning of January 5, 2014, Morrison & Foerster sent a revised copy of the Equity Commitment Letter and Limited Guaranty to Ropes & Gray.

On January 6, 2014, representatives from Ropes & Gray and Morrison & Foerster held a call to negotiate open points in the Merger Agreement, Equity Commitment Letter and Limited Guaranty.

On Monday, January 6, 2014, Fraser Preston from H.I.G. had a meeting with Jan Loeb to discuss the open business terms of the Merger Agreement. During this meeting, the two agreed to the following terms: (i) AMPAC will, prior to execution of the Merger Agreement, waive funding of AMPAC’s Supplemental Executive Retirement Plan and that H.I.G. will increase its offer price to $46.50 per share, (ii) a sale of 35% of AMPAC’s revenue or earnings during the 12-month tail period following termination of the Merger Agreement in certain circumstances would entitle Parent to the Parent Termination Fee, (iii) AMPAC is entitled to a one-time 60-day extension of the Walk-Away Date if AMPAC reasonably believes Parent is in material breach of the Merger Agreement, (iv) a $13 million Company Termination Fee, (v) a $21.5 million Parent Termination Fee and (vi) an up to $2 million Parent expense reimbursement obligation, in certain circumstance, and (vii) the Merger Agreement will not limit the ability of AMPAC to accept a carve-out transaction as a Superior Proposal.

On the afternoon of January 6, 2014, Ropes & Gray and Morrison & Foerster held discussions with respect to the terms and provisions contained in the revised draft Merger Agreement, Equity Commitment Letter and Limited Guaranty.

On January 7, 2014, representatives from Ropes & Gray circulated a revised Merger Agreement, Equity Commitment Letter and Limited Guaranty to Morrison & Foerster. These drafts reflected H.I.G.’s position with respect to the points discussed during the preceding two days. In the evening of January 7, 2014, representatives from Ropes & Gray and Morrison & Foerster had a call to discuss the revised drafts. On the call, Morrison & Foerster confirmed that the Equity Commitment Letter was in final form, pending confirmation of the amount of H.I.G.’s equity commitment. Open points in the Merger Agreement and Limited Guaranty included: (i) the scope of certain representations and warranties of AMPAC, (ii) assumptions set forth in Purchaser’s financing representation, (iii) AMPAC’s and Parent’s obligations under the financing covenant and (iv) the magnitude of H.I.G.’s potential liability under the Limited Guaranty.

On January 8, 2014, Morrison & Foerster sent revised drafts of the Merger Agreement and Limited Guaranty to Ropes & Gray. Throughout the day on January 8, 2014, representatives from Ropes & Gray and Morrison & Foerster negotiated the opens terms in the Merger Agreement and Limited Guaranty. In the late evening of January 8, 2014, Ropes & Gray distributed a revised Merger Agreement and Limited Guaranty.

On the morning of January 9, 2014, AMPAC’s board of directors held a meeting to discuss and approve the contemplated transaction. AMPAC subsequently informed H.I.G. that its board of directors had unanimously (i) determined that (i) the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable, fair to and in the best interests of AMPAC and its stockholders; (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) recommended that AMPAC’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

On the afternoon of January 9, 2014, representatives from Ropes & Gray and Morrison & Foerster prepared the execution copies of the Merger Agreement and Limited Guaranty.

Following approval of the Merger Agreement and related documents by the board of directors of AMPAC (i) Parent, Purchaser and AMPAC executed the Merger Agreement, (ii) H.I.G. and AMPAC executed the Limited Guaranty and (iii) H.I.G. and Parent executed the Equity Commitment Letter.

On the morning of January 10, 2014, AMPAC issued a press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between AMPAC and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than January 24, 2014. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 15—“Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition (as defined in Section 15—“Certain Conditions of the Offer”) and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable (and in any event within three (3) business days) after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.” Pursuant to the Merger Agreement, the Offer is initially scheduled to expire at midnight, New York City time, on February 24, 2014 (sometimes referred to herein as the “initial Expiration Date”), but may be extended and re-extended as described below.

Pursuant to the Merger Agreement, Purchaser has expressly reserved the right to waive any condition to the Offer or modify the terms of the Offer, except that AMPAC’s prior written approval is required for Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares sought to be purchased in the Offer;

•	amend or modify any of the terms of the Offer, including any of the conditions to the Offer, in a manner that is adverse to the holders of Shares or impose any condition to the Offer in addition to the conditions described in Section 15—“Certain Conditions of the Offer”;

•	amend, modify or waive the Minimum Tender Condition; or

•	extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is permitted or required to, and Parent is permitted or required to cause Purchaser to, extend the expiration of the Offer. Specifically, the Merger Agreement provides that (i) if, at the then-scheduled Expiration Date, the Minimum Tender Condition has been satisfied but any other condition to the Offer is not satisfied or waived, then the Purchaser must extend the Offer for one or more successive increments of ten (10) business days each; and (ii) if, as of the then-scheduled Expiration Date, the Minimum Tender Condition shall not have been satisfied, the Purchaser may and, if requested by AMPAC, then the Purchaser shall, extend the Offer beyond the then-scheduled Expiration Date for one or more successive increments of five (5) business days each; and (iii) if (A) all of the conditions to the Offer have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (B) the Debt Financing has not actually been received by the Purchaser as of the then-scheduled Expiration Date, then the Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled Expiration Date for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by the Parent in its sole discretion (or such longer period as Parent and AMPAC may mutually agree); provided, however, in the case of each of clauses (i) through (iii) above, that the Purchaser may, but shall not be required to, extend the Offer beyond April 9, 2014 (as may be extended pursuant to the Merger Agreement the “Walk-Away Date”). Notwithstanding anything herein to the contrary, the Purchaser shall, without the written consent of AMPAC, extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of The NASDAQ Global Market, or any other applicable Law, in each case applicable to the Offer.

The Merger Agreement provides that (i) Purchaser and AMPAC may irrevocably and unconditionally terminate the Offer on or after the Walk-Away Date; or (ii) if the Merger Agreement is terminated pursuant to its terms, then Purchaser must, and Parent must cause Purchaser to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and in any event Purchaser may not acquire any Shares pursuant thereto. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated pursuant to its terms, then Purchaser must promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof. The termination of the Offer pursuant to clause (i) or (ii) of this paragraph is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to herein as the “Offer Termination Date.” Pursuant to the Merger Agreement, the Offer Termination will not give rise to a right of termination of the Merger Agreement except to the extent expressly provided for by the terms of the Merger Agreement, and, absent any such termination of the Merger Agreement, the obligations of the parties thereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first period of eighteen consecutive business days after January 9, 2014 (i) commencing on the date Parent shall have received all financial and other pertinent information regarding AMPAC and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of AMPAC and its Subsidiaries customary for such financing or reasonably necessary for the syndication of the Available Financing by the Financing Sources) to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations (it being understood that such information shall include, without limitation, the financial statements of AMPAC and its Subsidiaries as of, and for the three months ended December 31, 2013 and shall include pro forma financial information of AMPAC and its Subsidiaries as of, and for the twelve months ended, December 31, 2013) relating to the Financing (information required to be delivered pursuant to this clause being referred to as, the “Required Information”); provided, that if AMPAC shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case AMPAC shall be deemed to have complied with the requirement above to provide the Required Information unless Parent in good faith reasonably believes AMPAC has not completed the delivery of the Required Information and, within three (3) business days after the delivery of such notice by AMPAC, delivers a written notice to AMPAC to that effect (stating with reasonable specificity which Required Information AMPAC has not delivered) and (ii) during which nothing has occurred and no condition exists that would cause any of the Offer Conditions (other than Marketing Period Condition) or the conditions to effect the Merger to fail to be satisfied, assuming the Closing were to be scheduled for any time during such eighteen business day period (other than the HSR Act and Austrian Competition Law clearances, which must be satisfied at the Closing); provided that (x) the Marketing Period in any event shall end on any earlier date on which the Debt Financing is funded and (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such eighteen business day period (A) BDO USA, LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of AMPAC for the applicable periods by BDO USA, LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent or (B), AMPAC shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Information or any such restatement is under consideration, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or AMPAC has determined and announced that no such restatement is required in accordance with GAAP.

The Merger. The Merger Agreement provides that, as soon as practicable following the Acceptance Time and, in any event on the date of, and immediately following the Offer Closing and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into AMPAC, with AMPAC continuing as the Surviving Corporation;

•	Parent, Purchaser and AMPAC acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL; and

•	the Merger will have the effects specified in the DGCL.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•	the Purchaser shall have accepted for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer; and

•	no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Effect on Capital Stock. At the Effective Time:

•	Each Share issued and outstanding immediately prior to the Effective Time, other than (a) Shares owned by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury) or any other direct or indirect wholly-owned subsidiary of the Parent, the Purchaser, or AMPAC, and in each case not held on behalf of third parties, and (b) Dissenting Shares (each Share described in (a) or (b) is referred to herein as an “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of taxes as contemplated by the Merger Agreement;

•	all Shares owned by Parent, Purchaser, AMPAC (or held in AMPAC’s treasury) or any other direct or indirect wholly-owned subsidiary of the Parent, the Purchaser, or AMPAC, and in each case not held on behalf of third parties, immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Any Shares owned by any direct or indirect wholly-owned Subsidiary of AMPAC shall not represent the right to receive the Offer Price and shall be canceled; and

•	each issued and outstanding share of capital stock of Purchaser shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.10 per share, of the Surviving Corporation.

Treatment of Options and Restricted Stock; Stock Plans. The Merger Agreement provides that, at or prior to the Effective Time, AMPAC shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of AMPAC’s board of directors or a committee thereof and amending any Company Stock Plans) to:

(i)	terminate each Company Stock Plan;

(ii)	provide that each outstanding option to purchase Shares granted under any Company Stock Plans that is outstanding and unexercised (without regard to the exercise price of such Option) as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and exercisable immediately prior to and contingent on the Merger Closing;

(iii)	cancel, as of the Effective Time, each Option that is outstanding and unexercised (without regard to the exercise price of such Option), as of immediately prior to the Effective Time (in each case, without the creation of additional liability to AMPAC or any of its Subsidiaries) and;

(iv)	provide that each restricted Company Share granted under any Company Stock Plan that is outstanding as of immediately prior to the Effective Time (whether or not vested) shall, be converted into the right to receive a cash amount equal to the Offer Price allocable per Share as soon as is reasonably practicable after the Effective Time (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest).

Each holder of an Option that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price per share that is less than the Merger Consideration shall be entitled to receive as soon as reasonably practicable after the Effective Time a cash amount equal to the Designated Consideration (as defined below) for each Share then subject to the Option (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest). For purposes of this paragraph, “Designated Consideration” means, with respect to any Share issuable under a particular Option, an amount equal to the excess, if any, of (i) the Offer Price per Share over (ii) the exercise price payable in respect of such Share issuable under such Option.

Each Restricted Stock Unit that is outstanding as of immediately prior to the Effective Time (whether or not vested) shall be converted into the right to receive a cash amount equal to the Merger Consideration allocable per Share as soon as is reasonably practicable after the Effective Time (less all applicable Tax deductions and withholdings required by Law to be withheld in respect of such payment and without interest).

Adjustments to Prevent Dilution. The Merger Agreement provides that if AMPAC changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a any stock dividend, subdivision, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or similar transaction, and as so adjusted will, from and after the date of such event, be the Merger Consideration.

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, (a) the members of the board of directors of Purchaser at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation and (b) the officers of AMPAC at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of AMPAC following the Effective Time.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform AMPAC’s stockholders of its terms and is not intended to provide any other factual information about AMPAC, contains various representations and warranties made by AMPAC to Parent and Purchaser and representations and warranties made by Parent and Purchaser to AMPAC. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among AMPAC, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between AMPAC, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to AMPAC, Parent and Purchaser that may be different from those which are applicable to AMPAC’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AMPAC’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about AMPAC, Parent or Purchaser. Except for the rights of AMPAC’s stockholders to receive the Offer Price and/or the Merger Consideration, as applicable, and for the rights of the holders of Options and other restricted stock to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options and the restricted stock are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AMPAC, Parent or Purchaser or any of their respective Subsidiaries or affiliates.

In the Merger Agreement, AMPAC has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	The corporate organization, standing and power of AMPAC and its Subsidiaries;

•	AMPAC’s capital structure

•	AMPAC’s corporate power and authority to enter into the Merger Agreement;

•	The due execution and delivery by AMPAC of the Merger Agreement and the enforceability of the Merger Agreement against AMPAC

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	its SEC filings and financial statements;

•	its compliance with the Sarbanes-Oxley Act, the Securities Act of 1933, the Exchange Act, and the rules and regulations of the NASDAQ Global Market;

•	its internal controls;

•	the absence of certain changes involving AMPAC and its subsidiaries since certain specified dates;

•	the absence of legal proceedings involving AMPAC and its Subsidiaries;

•	the accuracy of the information supplied by AMPAC for inclusion in certain SEC filings relating to the Offer;

•	compliance with laws by AMPAC and its Subsidiaries;

•	affiliate transactions.

•	tax matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	environmental matters;

•	intellectual property;

•	the inapplicability of state takeover statutes and the absence of new or accelerated rights under the Rights Plan (as defined below);

•	real property;

•	contracts

•	customers;

•	insurance;

•	the fairness opinion delivered to AMPAC by Morgan Stanley & Co., LLC as financial advisor to AMPAC; and

•	brokers and other advisor’s fees.

Some of the representations and warranties in the Merger Agreement made by AMPAC are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, event, state of fact, development, circumstance or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in the Merger Agreement) that, individually or in the aggregate with all other effects, changes, events, circumstances, states of fact or developments, would or would reasonably be expected to (i) have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of AMPAC and its Subsidiaries taken as a whole, or (ii) prevent or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement. The definition of “Company Material Adverse Effect” excludes from the determination of whether there has been a Company Material Adverse Effect under clause (i) any effect, change, event, state of fact, development, circumstance or occurrence:

(A) generally affecting (1) any of the industries in which AMPAC and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or

(B) to the extent arising out of, resulting from or attributable to (1) changes in Law (or in the interpretation thereof) or in generally accepted accounting principles or in accounting standards (or in the interpretation thereof); (2) the announcement, pendency or performance of the Merger Agreement or the Transactions or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 4.3(c) and 4.4 of the Merger Agreement), (3) acts of war, sabotage or terrorism occurring, or any escalation or worsening of any such acts of war, sabotage or terrorism, (4) earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by AMPAC or its Subsidiaries that is required by the Merger Agreement (other than with respect to AMPAC’s obligations to comply with Section 6.1(a)) or with Parent’s written consent or at Parent’s written request, (6) any decline in the market price, or change in trading volume, of the capital stock of AMPAC, (7) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings in and of itself (provided that the exceptions in clauses (6) and (7) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Company Material Adverse Effect), (8) the existence of any litigation, in and of itself (but, for the avoidance of doubt, not the facts or circumstances underlying such litigation), arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to the Merger Agreement or the Transactions, or (9) any change in, or loss of, the relationship of AMPAC’s or its Subsidiaries’ customers, suppliers, vendors, lenders or employees as a result of the execution, pendency or performance of the Merger Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 4.3(c), 4.4 and 4.18 of the Merger Agreement); provided, however, that any effect, change, event, circumstance or occurrence referred to in clauses (A) or (B)(1), (3) or (4) shall not be disregarded and shall be taken into account in determining whether or not there has been a Company Material Adverse Effect if any such effect, change, event, circumstance, state of fact or development adversely affects AMPAC and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industries in which AMPAC and its Subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to AMPAC with respect to:

•	the corporate organization and valid existence of the Parent and Purchaser;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	the financing commitments obtained by Parent for the transactions contemplated by the Merger Agreement;

•	the Guaranty;

•	the Surviving Corporation’s solvency after giving effect to the transactions contemplated by the Merger Agreement;

•	execution, delivery and validity of the Guaranty (as defined below);

•	solvency of the Surviving Corporation and its Subsidiaries;

•	absence of certain arrangements with AMPAC’s stockholders, management and directors;

•	brokers and other advisors;

•	ownership of AMPAC’s common stock by Parent, Purchaser and their respective affiliates;

•	the absence of foreign ownership;

•	the absence of interest in competitors;

•	Purchaser’s and Parent’s non-reliance on estimates, projections, forecasts, forward-looking information and business plans provided by AMPAC; and

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer.

None of the representations or warranties contained in the Merger Agreement survives the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except (i) as required by applicable Law, (ii) expressly required or explicitly permitted by the Merger Agreement, (iii) as described in the confidential information provided to Purchaser with the Merger Agreement or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period from the date of the Merger Agreement until the earlier of the Effective Time and the date on which the Merger Agreement is terminated (“Pre-Closing Period”), AMPAC shall, and shall cause each of its Subsidiaries to, (x) carry on its business in all material respects in the ordinary course consistent with past practice, and (y) to the extent consistent with the foregoing, use its and their reasonable efforts to preserve its and each of its Subsidiaries’ business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees and other Persons with whom AMPAC or its Subsidiaries have business relationships.

Without limiting the restrictions described in the above paragraph, except (i) as required by applicable Law, (ii) expressly required or explicitly contemplated or permitted by the Merger Agreement, (iii) as described in the confidential information provided to Purchaser with the Merger Agreement or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, AMPAC shall not, and shall not permit any of its Subsidiaries to:

•	(A) issue, sell or grant any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any Shares of its capital stock or other equity or voting interest, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interest, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of its capital stock or other equity or voting interest, provided that AMPAC may issue Shares as required to be issued upon exercise or settlement of Options or other equity rights or obligations under AMPAC’s Stock Plans or Company Plans outstanding on the date hereof in accordance with the terms of the applicable AMPAC Stock Plan in effect on the date of the Merger Agreement; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (x) pursuant to written commitments in effect as of the date of the Merger Agreement only from former employees or directors in connection with any termination of services to AMPAC or any of its Subsidiaries or (y) in connection with withholding to satisfy Tax obligations with respect to Options acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options; (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interest (other than dividends or distributions paid in cash to AMPAC or a wholly-owned Subsidiary from a direct or indirect wholly-owned Subsidiary); or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;

•	enter into, amend or extend any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body;

•	(A) incur, issue, modify, renew, syndicate or refinance any indebtedness (excluding (i) indebtedness in the ordinary course of business incurred under AMPAC’s existing credit facility, (ii) purchase money financings and capital leases entered into in the ordinary course of business, (iii) any letters of credit issued in the ordinary course of business and (iv) the refinancing of any existing letters of credit, in the case of clauses (i) and (ii) above, up to an aggregate cap of $5,000,000) or announce or authorize the announcement of any of the foregoing, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person (other than AMPAC and any wholly-owned Subsidiary of AMPAC or to any employee in the ordinary course of business);

•	adopt or implement any stockholder rights plan or similar arrangement or remove the suspension of the Rights Agreement, unless AMPAC simultaneously takes appropriate action with respect to the Rights Agreement to provide that neither Parent nor Purchaser shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), that a Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and that the Rights shall not separate from the Shares, in each case, solely as a result of the execution, delivery or performance of the Merger Agreement, the commencement of the Offer, the purchase of shares pursuant to the Offer or the consummation of the Merger, or redeem the Rights or amend, modify or terminate the Rights Agreement, or render it inapplicable to any Person or action (other than Parent and Purchaser in connection with the execution, delivery and performance of the Merger Agreement);

•	sell or lease, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price, individually or in the aggregate, exceeds $1,000,000, except (A) dispositions of obsolete or worthless assets, (B) transfers among AMPAC and its Subsidiaries or (C) in the ordinary course of business;

•	make or authorize capital expenditures except (x) as budgeted in AMPAC’s current plan approved by the Company Board that was made available to Parent, (y) in the ordinary course of business consistent with past practice or (z) non-budgeted capital expenditures not exceeding $1,000,000 in the aggregate;

•	make any acquisition (including by merger) of the capital stock or, except in the ordinary course of business, a material portion of the assets of any other Person, in each case for consideration in excess of $1,000,000;

•	(A) increase the compensation or benefits in respect of any of AMPAC’s or its Subsidiaries’ current or former directors or executive officers, other than as required by the terms of any applicable agreement or benefit plan in existence on the date of execution of the Merger Agreement, (B) provide increases in salaries, wages, benefits or other compensation of current or former employees or independent contractors who are not executive officers or directors of AMPAC other than (x) as required by the terms of any AMPAC Plan in existence as January 9, 2014 or (y) in the ordinary course of business consistent with past practice, (C) enter into any severance, change-in-control, or retention agreement with any employee, director or independent contractor, (D) establish, adopt, terminate or amend any AMPAC Plan or any plan, program, arrangement, practice or agreement that would be an AMPAC Plan if it were in existence on January 9, 2014 or (E) hire or commit to hire any employee, or engage or commit to engage any independent contractor, in either case with an annual compensation in excess of $250,000;

•	make any material changes in financial accounting methods, principles or practices (or change an annual accounting or period), except insofar as may be required by applicable Law, including, without limitation, a change in GAAP;

•	(A) modify, amend, terminate or waive in a manner that is adverse to AMPAC any material rights under any Material Contract other than in the ordinary course of business; provided, however, that this subsection (A) shall not apply to any Material Contract entered into with a labor union, works council or other employee representative body; (B) enter into any Contract, which if entered into prior to the date hereof would have been a Material Contract; or (C) enter into any new Contract that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Offer and the Merger;

•	grant any refunds, credits, rebates or other allowances by AMPAC or its Subsidiaries to any supplier, vendor or distributor in excess of $1,000,000 per supplier, vendor or distributor, in each case, other than in the ordinary course of business;

•	amend AMPAC charter documents or organizational documents of any Subsidiary;

•	fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any Intellectual Property right owned by AMPAC or any Subsidiary that is material to the conduct of the business of AMPAC or any Subsidiary as currently conducted, or enter into any license or transfer agreement granting or transferring to a third party an exclusive right to use any such Intellectual Property;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of AMPAC or any of its Subsidiaries;

•	grant any Lien (other than Permitted Liens) in any of its material assets other than to secure Indebtedness in the ordinary course of business;

•	pay, discharge, settle or compromise any pending or threatened suit, action or claim which (A) requires payment to or by AMPAC or any Subsidiary of AMPAC (exclusive of attorney’s fees) in excess of $1,000,000 in any single instance or in excess of $2,000,000 in the aggregate, (B) involves injunctive or equitable relief or restrictions on the business activities of AMPAC or any of its Subsidiaries, (C) involves the issuance of company securities or equity or voting interests in any Subsidiary of AMPAC, or (D) relates to the Offer or the Merger;

•	(A) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period that would materially prejudice AMPAC or any Subsidiary for a period after the Closing as compared to periods prior to the Closing; (B) make, change or rescind any material Tax election; (C) settle or compromise any material Tax liability, audit claim, refund or assessment in excess of $1,000,000 in any single instance or in excess of $2,000,000 in the aggregate; or (D) surrender any right to claim for a material Tax refund;

•	permit any of its Subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (“FCPA”);

•	enter into any transaction, or series of related transactions, agreement, arrangement or understanding that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

If AMPAC identifies any activities of AMPAC or any of its Subsidiaries, including those activities of their respective directors, officers, managers, employees, independent contractors, representatives or agents, that AMPAC reasonably believes to be in violation of the FCPA, AMPAC shall and shall use its reasonable best efforts to cause each of its Subsidiaries to cease such activities. AMPAC shall and shall use its reasonable best efforts to cause its Subsidiaries to take all actions required by Law to remediate any actions taken by AMPAC, its Subsidiaries or Affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA.

No Solicitation. From the date of the Merger Agreement, AMPAC shall and shall cause each of its Subsidiaries and Representatives to immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal (defined below). During the Pre-Closing Period, AMPAC shall not, and shall cause each of its Subsidiaries and Representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of knowingly encouraging or facilitating, a Takeover Proposal; or

•	enter into any letter of intent, agreement or agreement in principle with respect to a Takeover Proposal (collectively, such restrictions the “Non-Solicitation Provision”).

Simultaneously with the execution of the Merger Agreement or at any time during the Pre-Closing Period, AMPAC shall have the right to grant a waiver of or terminate any standstill or similar obligation of any Person under any confidentiality, non-disclosure or similar agreement with AMPAC solely for the limited purpose of allowing such Person to submit privately a Takeover Proposal to AMPAC, and the Purchaser and Parent acknowledge and agree that the granting of such waiver or termination shall not be construed or considered to be a breach or violation of this paragraph.

If during the Pre-Closing Period, AMPAC or any of its Representatives receives a written Takeover Proposal from any Person or group of Persons, which did not result from in any material respect a breach the Non-Solicitation Provision:

•	(A) AMPAC and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof; and

•	(B) Board of AMPAC, or any committee thereof, determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then AMPAC and its Representatives may (x) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to AMPAC and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided, however, that AMPAC shall promptly (and in any event within 48 hours) provide to Parent any material non-public information concerning AMPAC or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal.

AMPAC shall promptly advise Parent in writing (and in any event within 48 hours after receipt of any Takeover Proposal) and shall, unless expressly prohibited by the terms of any confidentiality or non-disclosure agreement in effect as of the date hereof, indicate the identity of the Person making such Takeover Proposal and the material terms of any such Takeover Proposal (including any financing commitments relating thereto).

During the Pre-Closing Period, AMPAC has agreed to keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a current basis (and in any event within 48 hours) and upon the request of Parent AMPAC has agreed to apprise Parent of the status of such Takeover Proposal. AMPAC has agreed that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to January 9, 2014 which prohibits AMPAC from providing any information to Parent in accordance with the terms of the Merger Agreement.

The Company Board’s Recommendation. Subject to the provisions described below, the Company Board has agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that except as expressly permitted pursuant to the paragraph and the next two succeeding paragraphs, the Board shall not:

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(A) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation (including any failure to include the Company Board Recommendation in the Schedule 14D-9, when mailed) or (B) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of AMPAC a Takeover Proposal (actions described in this paragraph being referred to as a “Company Adverse Recommendation Change”);

•	authorize, cause or permit AMPAC or any of its Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an acceptable confidentiality agreement);

•	take any action in order to concurrently enter into a company acquisition agreement with respect to a Superior Proposal; or

•	terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by AMPAC in respect of or in contemplation of a Takeover Proposal other than pursuant to the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, during the Pre-Closing Period, the Company Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of the Non-Solicitation Provision, if and only if, prior to taking such action, the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, (x) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) that such Takeover Proposal constitutes a Superior Proposal; provided, however, that (w) AMPAC has given Parent at least three (3) business days’ prior written notice of its intention to take such action, which notice shall include a written summary of the material terms of any Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto, (x) AMPAC has negotiated, and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of the Merger Agreement, the Financing Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (y) following the end of such notice period, the Company Board shall have considered in good faith any proposed revisions to the Merger Agreement, the Financing Letters and the Guaranty proposed in writing by Parent, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (z) in the event of any material change to the material terms of such Superior Proposal, AMPAC shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above and the notice period shall have recommenced, except that references to the three (3) business days’ notice period shall be deemed to be references to a two (2) business days’ notice period; and provided, further, that AMPAC has complied in all material respects with its obligations with respect to the Takeover Proposal with respect to which AMPAC is seeking to effect a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement; and provided, further, that any purported termination of the Merger Agreement pursuant to this sentence shall be void and of no force and effect, unless AMPAC’s termination is in accordance with termination provision of the Merger Agreement and AMPAC pays Parent the Company Termination Fee in accordance with the Merger Agreement prior to or concurrently with such termination.

Notwithstanding anything to the contrary in the Merger Agreement, during the Pre-Closing Period, the Company Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (“Change of Recommendation”) in response to an Intervening Event if the Company Board has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (x) the Company Board has given Parent at least three (3) business days’ prior written notice of its intention to take such action and a description of the Intervening Event, (y) AMPAC has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the Merger Agreement, the Financing Letters and the Guaranty in such a manner that would obviate the need for taking such action as a result of an Intervening Event and (z) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the Merger Agreement, the Financing Letters and the Guaranty proposed in writing by Parent, and shall have determined in good faith, after consultation with independent financial advisors and outside legal counsel, that failure to effect a Change of Recommendation in response to an Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

For purposes of this Offer to Purchase:

•	“Intervening Event” means a material event, development or circumstance affecting the business, results of operations or financial condition of AMPAC and its Subsidiaries taken as a whole that was not known to the Company Board on the date of the Merger Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Company Board as of the date of the Merger Agreement), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the Acceptance Time; provided, however, that (i) in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (ii) in no event shall AMPAC meeting or exceeding any internal or published estimates, projections forecasts or predictions relating to revenues, earning or profits for any period constitute an Intervening Event (but the underlying causes thereof shall not be excluded).

•	“Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group” (within the meaning of Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of AMPAC and its Subsidiaries equal to 20% or more of AMPAC’s consolidated assets or to which 20% or more of AMPAC’s revenues or earnings on a consolidated basis are attributable (including a sale of either AMPAC’s Fine Chemicals business segment or AMPAC’s Specialty Chemicals business segment, in either case, as a going concern, however such sale is structured), (B) acquisition of 20% or more of the outstanding Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving AMPAC or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

•	“Superior Proposal” shall mean a bona fide written Takeover Proposal that the Company Board has determined, after consultation with AMPAC’s outside legal counsel and independent financial advisors, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial factors (including having financing commitments, if any, and agreements to comply with requests of antitrust regulators, in each case, that are at least as certain as those provided by Parent) of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to AMPAC’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by the Merger Agreement.

Access to Information. During the Pre-Closing Period subject to applicable Laws relating to the exchange of information, AMPAC has agreed to afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to AMPAC’s officers, employees, agents, properties, books, contracts and records and AMPAC shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its representatives agreed to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of AMPAC; provided, further however, that AMPAC shall not be obligated to provide such access or information if AMPAC determines, in its reasonable judgment, that doing so would violate applicable law or a contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose AMPAC to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that AMPAC does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and thereafter Parent and AMPAC shall reasonably cooperate to cause the applicable information to be provided in a way that would not violate the applicable law, contract or obligation or risk waiver of such privilege. Without limiting the generality of the foregoing, during the Pre-Closing Period, AMPAC agreed to furnish to the Parent, solely to the extent that AMPAC produces the same in the ordinary course, reasonably promptly after becoming available, monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use. Until the Effective Time, the information provided will be subject to the terms of the letter agreement, dated as of June 19, 2013, between AMPAC and H.I.G. Capital Management, Inc.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of AMPAC’s and its Subsidiaries’ current and former directors, officers or employees. Specifically, Parent agreed to take all actions necessary such that all rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing in favor of any individual as of the date of the Merger Agreement who was then or had been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of AMPAC or any of its Subsidiaries or who is or was serving at the request of AMPAC or any of its Subsidiaries as a director, officer or employee of another entity as provided in the respective articles of incorporation or by-laws (or comparable organizational documents) of AMPAC and its Subsidiaries, and any indemnification agreements with any such persons, will survive the Offer and the Merger and the other transactions contemplated by the Merger Agreement and will continue in full force and effect in accordance with their terms, and will not be amended, repealed or otherwise modified for a period of 6 years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides for certain insurance rights in favor of AMPAC’s and its Subsidiaries’ current and former directors and officers. Specifically, Parent agreed to maintain the existing officers’ and directors’ liability insurance policies maintained by AMPAC as of the date of the Merger Agreement (or substitute policies with at least the same coverage and amounts that are not less advantageous) for a period of six years from the Effective Time; provided that after the Effective Time, Parent will not be required to expend annually in the aggregate an amount in excess of 300% of the last annual premium paid by AMPAC for such insurance prior to the date of the Merger Agreement in respect of coverage required to be maintained pursuant to the Merger Agreement. In lieu of the foregoing, AMPAC may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such current and former director and officer.

Reasonable Best Efforts. Upon the terms and subject to the conditions of the Merger Agreement, each of Parent, Purchaser and AMPAC shall cooperate with the other parties to the Merger Agreement and use, and shall cause their respective Subsidiaries to use, use reasonable best efforts to:

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promptly (i) unless, with respect to any action, another standard of performance is expressly provided for in the Merger Agreement, take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the other party’s (with respect to Parent and Purchaser) or parties’ (with respect to AMPAC) conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Offer and the Merger, (iii) execute and deliver any additional instruments necessary to consummate the Offer and the Merger and (iv) defend or contest any claim, suit, action or other proceeding brought by any governmental authority or a third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer or the Merger;

•	(i) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Offer or the Merger and (ii) if the restrictions of any state takeover statute or similar Law become applicable to the Offer or the Merger, take all action necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise lawfully minimize the effect of such Law on the Offer and the Merger;

•	make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all filings and submissions required under the Austrian Competition Laws with respect to the Offer and the Merger as promptly as practicable and in any event prior to January 24, 2014 and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the Austrian Competition Laws and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local governmental authority, in each case with competent jurisdiction, so as to enable the parties to close the Offer and the Merger. AMPAC and Parent will each request early termination of the waiting period with respect to the Offer and the Merger under the HSR Act and, if applicable, the Austrian Competition Laws; and

•	(i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the Offer and the Merger and in connection with any investigation or other inquiry by or before a governmental authority relating to the Offer and the Merger, including any proceeding initiated by a private Person, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Offer or the Merger. Subject to applicable Laws relating to the exchange of information and all privileges, including the attorney client privilege, each of the parties shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person and/or any governmental authority in connection with the Offer of the Merger, other than “Item 4(c) and 4(d) documents” submitted with a party’s Notification and Report Form filing pursuant to the HSR Act. Any party may, as it deems advisable and necessary, reasonably designate any highly confidential or competitively sensitive material provided to another party under this paragraph as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

Publicity. Except with respect to any action taken pursuant to, and in accordance with, the provisions described below in “—No Solicitation” and “—Termination”, “—Effect of Termination” and “—Termination Fees”, the Merger Agreement provides that neither AMPAC nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to the Merger Agreement or the Offer and the Merger without the prior consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except as may be required by Law, applicable fiduciary duties (but subject to the Non-Solicitation Provision and related provisions of the Merger Agreement) or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release or other public announcement (in which case such party shall provide prior notification to the other party to the extent reasonably practicable).

Employee Matters. Parent has agreed that, for a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each of those employees of AMPAC and its Subsidiaries who are actively employed as of immediately prior to the Effective Time and who continue to be employed by the Surviving Corporation or its Subsidiaries (“Company Employees”) annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation), that are substantially comparable, in the aggregate, to such annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to such Company Employee immediately prior to the Effective Time; provided, however, that nothing in the Merger Agreement shall create any right to continued employment in any Company Employee or prohibit the Surviving Corporation from terminating the employment.

For purposes of vesting, eligibility to participate and levels of benefits (but not accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), the Parent shall take commercially reasonable efforts to provide that each Company Employee shall be credited with his or her years of service with AMPAC and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use its commercially reasonable efforts to cause (i) any applicable waiting period under any New Plan to be waived with respect to each Company Employee to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of AMPAC or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall take commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Financing. Each of Parent and Purchaser have agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Letters (including to cause the Specified Representation (as defined in the Debt Commitment Letter) to be true and correct as of the Closing date) and shall not permit any amendment or modification to be made to, or any waiver of any material provision under the Financing Letters, if such amendment, modification or waiver (x) reduces the aggregate amount of the Financing or (y) (imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing in an manner that would reasonably be expected to (i) delay or prevent the timely funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing date or the Closing Date or (ii) adversely impact the ability of Parent, Purchaser or AMPAC, as applicable, to enforce its rights against other parties to the Financing Letters, in each of clauses (i) and (ii) in any material respect. Parent shall deliver to AMPAC copies of any such amendment, modification or replacement. Each of Parent and Purchaser shall use its reasonable best efforts to:

(i)	maintain in effect the Debt Commitment Letter until definitive agreements with respect to the Debt Financing are entered into or the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated;

(ii)	negotiate definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms not materially less favorable to Parent or Purchaser than the terms and conditions (including flex provisions) in the Debt Commitment Letter);

(iii)	satisfy all conditions to funding in the Debt Commitment Letter applicable to it that are within its control on a timely basis and consummate the Financing in accordance with the terms of the Debt Commitment Letter (or otherwise acceptable to Parent) at or prior to the Offer Closing (with respect to amounts required to consummate the Offer) and the Closing (with respect to amounts required to consummate the Merger); and

(iv)	comply with its obligations under the Financing Letters. Parent shall keep AMPAC reasonably informed of the status of its efforts to arrange the Debt Financing and provide to AMPAC copies of the material definitive documents for the Debt Financing upon execution.

Additionally, Parent has agreed to give AMPAC notice: (x) of any material breach or material default by any party to the Debt Commitment Letter of which Parent or Purchaser becomes aware; or (y) of the receipt by Parent or Purchaser of any written notice or other written communication from any party to any Debt Commitment Letter or any such definitive agreement related to the Debt Financing with respect to any alleged breach, default, termination or repudiation by any such party or the termination of the Debt Commitment Letter or any such definitive agreement related to the Debt Financing and (z) of any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any such definitive agreement related to the Debt Financing that would reasonably be expected to materially hinder or delay the consummation of the Offer and the Merger. If all conditions to the Debt Financing have been satisfied, Parent shall use its reasonable best efforts to cause the lenders providing the Debt Financing to fund the Debt Financing at the Offer Closing (with respect to amounts required to consummate the Offer) and the Closing (with respect to amounts required to consummate the Merger). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (A) Parent and Purchaser shall promptly notify AMPAC and (B) Parent and Purchaser shall use their reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Offer and the Merger with terms and conditions not materially less favorable to Parent and Purchaser (or their affiliates) than the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable following the occurrence of such event but no later than the Offer Closing Date.

Prior to the Closing Date, AMPAC shall provide to Parent and Purchaser, and shall cause its Subsidiaries to provide, at Parent’s sole expense, and shall use its reasonable best efforts to cause its representatives, including legal and accounting, to use their respective reasonable best efforts to provide, all cooperation reasonably requested by Parent and that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of AMPAC and its Subsidiaries in any material respect), including:

(i)	furnishing Parent and Purchaser and the Financing Sources as promptly as practicable with all financial and other pertinent information regarding AMPAC and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of AMPAC and its Subsidiaries customary for such financing or reasonably necessary for the syndication of the Available Financing by the Financing Sources) to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations (it being understood that such information shall include, without limitation, the financial statements of AMPAC and its Subsidiaries as of, and for the three months ended December 31, 2013 and shall include pro forma financial information of AMPAC and its Subsidiaries as of, and for the twelve months ended, December 31, 2013) relating to the Available Financing (information required to be delivered pursuant to this clause (i) being referred to as, the “Required Information”);

(ii)	furnishing all financial statements required by the Debt Commitment Letter within the time periods specified therein;

(iii)	participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and representatives, with appropriate seniority and expertise, of AMPAC), presentations, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, at such times as coordinated reasonably in advance thereof;

(iv)	assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, prospectuses and similar documents required in connection with the Available Financing;

(v)	taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time;

(vi)	executing and delivering any pledge and security documents, other definitive financing documents and related officer certificates and other documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of AMPAC or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any material relating to the Available Financing);

(vii)	providing all documentation and other information with respect to AMPAC and its Subsidiaries at least five (5) days prior to the Closing Date as shall have been reasonably requested in writing by Parent at least ten (10) business days prior to the Closing Date that is required by regulatory authorities under applicable “know-your-customer” and antimony laundering rules and regulations, including the Patriot Act;

(viii)	assisting in the preparation of and entering into one or more credit agreements, purchase agreements, or other agreements in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of AMPAC or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time

(ix)	providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about AMPAC or its Subsidiaries or their securities;

(x)	cooperating reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of AMPAC;

(xi)	using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, and

(xii)	assisting Parent and Purchaser in obtaining a corporate family rating from Moody’s Investor Services, a corporate credit rating from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a credit rating for each of the debt facilities contemplated by the Debt Financing from each of such ratings agencies; provided, however, that, (A) no obligation of AMPAC or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of AMPAC or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Available Financing prior to the Effective Time.

AMPAC consented to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage AMPAC or any of its Subsidiaries or the reputation or goodwill of AMPAC or any of its Subsidiaries. Parent shall promptly, upon request by AMPAC, reimburse AMPAC for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by AMPAC or any of its Subsidiaries in connection with the cooperation of AMPAC and its Subsidiaries contemplated in connection with obtaining the financing (including expenses associated with attending meetings, presentations, road shows and due diligence presentations) and shall indemnify and hold harmless AMPAC, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by AMPAC or any of its Subsidiaries.

All non-public or otherwise confidential information regarding AMPAC obtained by Parent or its representatives or any other person pursuant to the provisions described in “—Financing” is governed by the provisions of the Confidentiality Agreement, except that upon notice to AMPAC, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Debt Financing subject to customary confidentiality arrangements.

In the Merger Agreement, Parent and Purchaser acknowledged and agreed that the obtaining of the Financing is not a condition to the Merger Closing.

Termination. The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

•	by mutual written consent of AMPAC and Parent duly authorized by each of the respective board of directors prior to the Acceptance Time;

•	by either AMPAC or Parent:

•	if the Acceptance Time shall not have occurred on or before the Walk-Away Date or, if earlier, the Expiration Date; provided, however, that, if (A) AMPAC reasonably believes that Parent is in material breach of its obligations under the Merger Agreement, (B) the failure of the Acceptance Time to occur on or before the Walk-Away Date or, if earlier, the Expiration Date primarily resulted from such material breach and (C) prior to the initial 90-day Walk-Away Date, AMPAC has given written notice to Parent to such effect and that AMPAC desires to extend the Walk-Away Date pursuant to this paragraph, then the Walk-Away Date shall for all purposes of the Merger Agreement be extended for one additional 60-day period following the initial 90-day period (such termination right the “Walk-Away Date Termination Right”); or

•	if any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority (“Restraint”) shall be in effect and shall have become final and non-appealable enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; provided however that this right to terminate shall not be available to a party if the issuance of such final, non-appealable Restraint primarily resulted from the failure of such party to perform any of its obligations under the Merger Agreement.

•	by Parent:

•

if AMPAC shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement which breach or failure to perform (A) would give rise to the failure of certain conditions to the Offer and (B) cannot be cured by AMPAC by the Walk-Away Date, or if capable of being cured, shall not have been cured in all material respects within the earlier of (1) 30 days following receipt by AMPAC of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate the

Merger Agreement pursuant to this paragraph and the basis for such termination and (2) the Walk-Away Date; provided, however, that, Parent shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any representations, warranties, covenants or other agreements, and such breach shall not have been cured in all material respects; or

•	if (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or shall have effected a Company Adverse Recommendation Change; (B) the Company Board shall have effected a Change of Recommendation in response to an Intervening Event; (C) the Company Board shall have failed to recommend against any publicly announced Takeover Proposal and reaffirm the Company Board Recommendation, in each case, within ten (10) business days of being requested in writing to do so by Parent following the public announcement of such Takeover Proposal; (D) AMPAC enters into a Company Acquisition Agreement; or (E) AMPAC or the Company Board shall have publicly announced its intention to do any of the foregoing;

•	by AMPAC:

•	if Parent or Purchaser shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (A) has prevented, materially delayed or materially impaired or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer and the Merger and (B) cannot be cured by Parent or Purchaser by the Walk-Away Date or, if earlier, the Expiration Date, or if capable of being cured, shall not have been cured in all material respects within the earlier of (1) 30 days following receipt by Parent or Purchaser of written notice of such breach or failure to perform from AMPAC stating AMPAC’s intention to terminate the Merger Agreement pursuant to paragraph and the basis for such termination and (2) the Walk-Away Date or, if earlier, the Expiration Date; provided, however, that, AMPAC shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing related to AMPAC’s representations and warranties and establishment of compensation and benefits plans.

•	prior to the Offer Closing, in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal, if (A) such Superior Proposal shall not have resulted from a material breach by AMPAC of the solicitation provision of the Merger Agreement and (B) prior to or concurrently with such termination, AMPAC pays the Company Termination Fee pursuant to the Merger Agreement; and

•	if (A) the Acceptance Time shall not have occurred on or before the Walk-Away Date (as may be extended pursuant to the Merger Agreement), (B) all of the Offer Conditions shall have been and continue to be satisfied or waived as of the Walk-Away Date (as may be extended pursuant to the Merger Agreement) and (C) AMPAC stands ready, willing and able to consummate the Merger on the Walk-Away Date (as may be extended pursuant to the Merger Agreement) (such termination right, the “Failure to Close Termination Right”).

Effect of Termination. In the event of the termination of the Merger Agreement pursuant to its terms, written notice thereof shall be given to the other party or parties, specifying the provision pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void (other than the Effect of Termination Section, Article IX, the expense reimbursement and indemnification described in “—Financing”, and the Confidentiality Agreement and the Guaranty, all of which shall survive termination of the Merger Agreement), and there shall be no liability on the part of Parent, Purchaser or AMPAC or their respective directors, officers and Affiliates, except (i) AMPAC or the Parent may have liability as for Termination Fees as provided in the Merger Agreement and (ii) nothing shall relieve any party from liability for fraud.

Termination Fees. AMPAC has agreed to pay Parent a termination fee of $13,000,000 in cash, less any Parent Expenses (as described below) previously paid (the “Company Termination Fee”), if:

•	(A) a Takeover Proposal shall have been made, proposed or communicated after January 9, 2014 and prior to the termination of the Merger Agreement and shall not have been withdrawn prior to the Expiration Date, and (B) following the occurrence of an event described in the preceding clause (A), the Merger Agreement is terminated by (1) AMPAC or Parent pursuant to the Walk-Away Date Termination Right (where, in either case, (x) at the time of such termination, the Minimum Tender Condition is not satisfied and all other Offer Conditions are satisfied and (y) the Merger Agreement is not terminable by AMPAC due to an uncured material breach of the Parent’s or Purchaser’s representations, warranties, covenants or agreements set forth in the Merger Agreement or pursuant to the Failure to Close Termination Right, (2) Parent due to an uncured material breach of the Merger Agreement by AMPAC that would give rise to a failure of certain Offer Conditions and (3) by AMPAC pursuant to the Walk-Away Date Termination Right, and at the time of such termination, the Merger Agreement is terminable by Parent due to an uncured material breach of the Merger Agreement by AMPAC that would give rise to a failure of certain Offer Conditions and (C) within 12 months of the date the Merger Agreement is terminated, AMPAC enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A) hereof); provided that for purposes of clause (C) of this paragraph the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “35%”;

•	the Merger Agreement is terminated by AMPAC prior to the Offer Closing, in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal; or

•	the Merger Agreement is terminated by Parent because (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or shall have effected a Company Adverse Recommendation Change; (B) the Company Board shall have effected a Change of Recommendation in response to an Intervening Event; (C) the Company Board shall have failed to recommend against any publicly announced Takeover Proposal and reaffirm the Company Board Recommendation, in each case, within ten (10) business days of being requested in writing to do so by Parent following the public announcement of such Takeover Proposal; (D) AMPAC enters into a Company Acquisition Agreement; or (E)AMPAC or the Company Board shall have publicly announced its intention to do any of the foregoing;

Parent has agreed to pay AMPAC up to $21,500,000 (the “Parent Termination Fee”) in the aggregate, if:

•	AMPAC terminates the Merger Agreement due to Parent’s or Purchaser’s uncured material breach or failure to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (A) has prevented, materially delayed or materially impaired or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions and (B) AMPAC is not in material breach of any representations, warranties, covenants or other agreements hereunder that would result in certain conditions to the Offer Closing not being satisfied;

•	AMPAC terminates the Merger Agreement pursuant to the Failure to Close Termination Right; or

•	Parent terminates the Merger Agreement pursuant to the Walk-Away Date Termination Right, and, at the time of such termination, the Merger Agreement is terminable by AMPAC pursuant to the two preceding paragraphs.

AMPAC shall pay Parent or its designees, as promptly as possible (but in any event within two (2) business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Purchaser and their respective Affiliates in connection with the Offer and the Merger, including the Financing (collectively, “Parent Expenses”) in an amount up to $2,000,000 in aggregate in the event that:

•	Parent shall terminate because AMPAC has materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement which breach or failure to perform would give rise to the failure of certain conditions to the Offer; or

•	AMPAC or Parent shall terminate pursuant to the Walk-Away Day Termination Right (y) at a time when the Merger Agreement is not terminable by AMPAC due to (i) Parent’s or Purchaser’s uncured material breach or failure to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (A) has prevented, materially delayed or materially impaired or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions and (B) AMPAC is not in material breach of any representations, warranties, covenants or other agreements hereunder that would result in certain conditions to the Offer Closing not being satisfied or (ii) the Failure to Close Termination Right, and (z) the failure of the Acceptance Time to occur prior to the Walk-Away Date or, if earlier, the Expiration Date directly results from the failure of the Minimum Tender Condition to be satisfied and all the other Offer Conditions are satisfied; or

•	AMPAC shall terminate the Merger Agreement pursuant to the Walk-Away Date Termination Right and, at the time of such termination, the Merger Agreement is terminable by the Parent because AMPAC has materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement which breach or failure to perform would give rise to the failure of certain conditions to the Offer.

Each of the parties acknowledged that the provisions of the Merger Agreement related to Termination Fees are an integral part of the Transactions, and that without these agreements, the other parties would not enter into the Merger Agreement; accordingly, if AMPAC or Parent, as the case may be, fails to timely pay any amount due pursuant to the Merger Agreement, and, in order to obtain the payment, Parent or AMPAC, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Purchaser, or parties, with respect to AMPAC for the payment set forth in the Merger Agreement, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Subject to rights described below in the section “—Availability of Specific Performance”, AMPAC’s receipt of payment of the Parent Termination Fee from Parent or the Guarantor pursuant to the Guaranty in respect thereof shall, except for fraud, be the sole and exclusive remedy of AMPAC and AMPAC’s related parties against Parent, Purchaser, the Guarantor or any of their respective former, current or future general or limited partners, stockholders, Financing Sources (together with their respective officers, directors, employees, controlling persons, agents and representatives), managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions (except that Parent and Purchaser shall also be obligated for payments described in “—Termination Fees” and “—Financing”) of the Merger Agreement. Subject to the provisions described in “—Availability of Specific Performance”, Parent’s right to receive payment from AMPAC of (i) the Parent Expenses and/or (ii) the Company Termination Fee shall, except for fraud, be the sole and exclusive remedy of Parent and Purchaser against AMPAC and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Company

Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions (except that AMPAC shall also be obligated with respect to the paragraph above). For the avoidance of doubt, (1) under no circumstances will AMPAC be entitled to monetary damages against any Parent Related Party in excess of the amount of the Parent Termination Fee, including for any type of damage relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, whether at law or in equity, in contract, in tort or otherwise, except for damages relating to Parent and Purchaser’s obligations described in “—Termination Fees” and “—Financing”), (2) while AMPAC may pursue both a grant of specific performance in accordance with the Merger Agreement and the payment of the Parent Termination Fee under no circumstances shall AMPAC be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and the Parent Termination Fee, (3) in any circumstance where performance by Purchaser or Parent of its obligations under the Merger Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, AMPAC may, in its sole discretion: (x) seek specific performance pursuant to the Merger Agreement, (y) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under the Merger Agreement, or (z) if AMPAC is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under the Merger Agreement and (4) no Financing Source shall be subject to any special, consequential, punitive or indirect damages.

Availability of Specific Performance. The parties to the Merger Agreement agree that that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform the provisions of the Merger Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that the parties shall be entitled to an injunction, a decree or order of specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof (including with respect to the obligations of Parent and Purchaser to accept for payment and pay for Shares and the obligation of Parent to consummate the Merger), this being in addition to any other remedy to which they are entitled under law or in equity under the Merger Agreement. Notwithstanding the foregoing, it is explicitly agreed that AMPAC shall only be entitled to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Offer and the Merger, in each case, only in the event that (i) with respect to any funding of the Equity Financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Date, and, with respect to any funding of the Equity Financing to occur at the Closing, all the conditions of the Merger would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded in accordance with the terms thereof at the Offer Closing and the Closing, as applicable, if the Equity Financing is funded at the Offer Closing or the Closing, as applicable; and (iii) AMPAC has irrevocably confirmed to Parent in writing that (A) all the Offer Conditions and the conditions to consummation of the Merger contained in the Merger Agreement, as applicable, have been satisfied or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Equity Financing and the Debt Financing were funded, the Offer Closing and Closing would occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in accordance with this paragraph shall not be required to provide any bond or other security in connection with any such order or injunction.

Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring or required to incur such fees or expenses, except as set forth in the Merger Agreement.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware except with regard to claims against the financing sources, which must be filed within the State of New York.

Guaranty. Concurrent with the execution of the Merger Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) delivered a limited guaranty addressed to AMPAC, guaranteeing certain obligations of Parent under the Merger Agreement (the “Guaranty”). Under the Guaranty, the Guarantor, intending to be legally bound, absolutely, irrevocably and unconditionally guaranteed to AMPAC the due and punctual payment of (i) the payment obligations of Parent to AMPAC described under “—Termination Fees” up to an aggregate amount equal to the Parent Termination Fee, (ii) the expense reimbursement and indemnification obligations of Parent and Purchaser described under “—Financing” up to an aggregate amount equal to $2,000,000, and (iii) the payment obligations of Parent and Purchaser for reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred by AMPAC to commence a suit to enforce payment of the Parent Termination Fee, in the case of each of clauses (i) through (iii) above if and when those obligations become payable under the Merger Agreement (such obligations, collectively, the “Guaranteed Obligations”). In no event shall the Guarantor’s liability in respect of the Guaranteed Obligations (x) set forth in clauses (i) and (ii) above (the “Capped Guaranteed Obligations”) exceed the applicable dollar amount set forth in clauses (i) and (ii) above (such limitation on the liability, as applicable to the Capped Guaranteed Obligations, being herein referred to as the “Cap”) and (y) set forth in clause (iii) above (the “Enforcement Obligation”) exceed the amounts payable by Parent and Purchaser for reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred by AMPAC to commence a suit to enforce payment of the Parent Termination Fee; it being understood that the Guaranty may not be enforced against the Guarantor without giving effect to (1) in respect of the Capped Guaranteed Obligations, the Cap, (2) in respect of the Enforcement Obligation, the limitation described in clause (y) above and (3) the provisions of the next two successive paragraphs. The Guaranty may be enforced for money damages only. The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in the Guaranty.

AMPAC has acknowledged and agreed that the sole asset of Parent and Purchaser is cash in a de minimis amount (less than $1,000) and that no additional funds are expected to be contributed to Parent or Purchaser unless and until the Offer Closing occurs under the Merger Agreement. By its acceptance of the benefits of the Guaranty, AMPAC acknowledged and agreed that: (a) no Person other than the Guarantor shall have any obligations under or in connection with the Guaranty notwithstanding the fact that the Guarantor may be a limited partnership, (b) the Guarantor shall have no obligations under or in connection with the Guaranty except as expressly provided by the Guaranty, and (c) no personal liability shall attach to, and no recourse shall be had or sought by AMPAC, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Purchaser to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Non-Recourse Party (as hereinafter defined) in any way under or in connection with the Guaranty, the Equity Funding Letter, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement, or the Transactions (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), except that AMPAC may assert claims: (i) against H.I.G. Capital Management Inc. under, and pursuant to the terms of, the Confidentiality Agreement; (ii) against the Guarantor under, and pursuant to the terms of, the Guaranty (subject, in the case of the Capped Guaranteed Obligations, to the Cap and, in the case of the Enforcement Obligation, to the limitation set forth in clause (y) of the second preceding paragraph); (iii) against the Guarantor pursuant to the terms of the Equity Funding Letter for specific performance of the Guarantor’s obligation under its Equity Funding Letter to fund its Commitment thereunder in accordance with the terms thereof; and (iv) against Parent or Purchaser in accordance with and pursuant to the terms of the Merger Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”). As used in this Offer to Purchase, the term “Non- Recourse Parties” shall mean, collectively, Parent, Purchaser, the Guarantor, and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and the providers of debt financing for the Merger and related transactions. AMPAC has hereby covenanted and agreed that it shall not, and it shall cause its controlled affiliates not to, institute any proceeding or bring any claim in any way under or in connection with the Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement (including, without limitation, the Equity Funding Letter), or the Transactions (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against the Guarantor or any other Non-Recourse Party, except for Retained Claims asserted by AMPAC against the Non-Recourse Party(ies) with respect to which such claims are Retained Claims. Other than the other Non-Recourse Parties, no Person other than the Guarantor and AMPAC shall have any rights or remedies under or in connection with the Guaranty or the Transactions. Nothing set forth in the Guaranty shall affect or be construed to affect any liability of Parent or Purchaser to AMPAC.

The Guaranty is a continuing guarantee, may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor, its successors and permitted assigns until the Guaranteed Obligations have been indefeasibly paid and satisfied in full. Notwithstanding the foregoing, or anything express or implied in the Guaranty or otherwise, the Guaranty will terminate and the Guarantor will have no further obligations under or in connection with the Guaranty as of the earliest of: (i) the Effective Time, if the Closing occurs; (ii) the valid termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Parent Termination Fee does not become payable; and (iii) the twelve (12) month anniversary after January 9, 2014 (unless AMPAC shall have commenced litigation against the Guarantor under and pursuant to the Guaranty prior to such anniversary, in which case the Guaranty shall not terminate until payment in satisfaction of the Guaranteed Obligations is made or such litigation is otherwise resolved by agreement of the parties or a final non-appealable judgment of a governmental authority of competent jurisdiction). Notwithstanding the foregoing, or anything express or implied in the Guaranty or otherwise, in the event that AMPAC or any of its affiliates asserts in any litigation or other proceeding that the provisions limiting the Guarantor’s liability (x) for the Capped Guaranteed Obligations and (y) for the Enforcement Obligation to the amounts payable by Parent and Purchaser for reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred to commence a suit to enforce payment of the Parent Termination Fee or the provisions of this paragraph or the “No Recourse” provision of the Guaranty are illegal, invalid or unenforceable in whole or in part, asserts that the Guarantor is liable in respect of the Guaranty (1) for the Capped Guaranteed Obligations in excess of or to a greater extent than the Cap or (2) for the Enforcement Obligation in excess of or to a greater extent than the amounts payable by Parent and Purchaser for reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred to commence a suit to enforce payment of the Parent Termination Fee, or asserts any theory of liability against any Non-Recourse Party with respect to the Guaranty, the Equity Funding Letter, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement, or the Transactions contemplated hereby or thereby, other than Retained Claims asserted by AMPAC against the Non-Recourse Party(ies) with respect to which such claims are Retained Claims, then: (i) the obligations of the Guarantor under or in connection with the Guaranty shall terminate ab initio and be null and void; (ii) if the Guarantor has previously made any payments under or in connection with the Guaranty, it shall be entitled to recover and retain such payments; and (iii) neither the Guarantor nor any other Non-Recourse Party shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to AMPAC or any other Person in any way under or in connection with the Guaranty, the Equity Funding Letter, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement, or the Transactions.

Confidentiality Agreement. On June 19, 2013, AMPAC and H.I.G. Capital Management, Inc. (“H.I.G. Capital”) entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties and/or their affiliates. Under the Confidentiality Agreement, H.I.G. Capital agreed, subject to certain exceptions, (i) to keep confidential any non-public information concerning AMPAC for a period of two years from the date of the Confidentiality Agreement, (ii) to certain employee non-solicitation provisions for a period of two years from the date of the Confidentiality Agreement, and (iii) to certain standstill provisions until the first to occur of one year from the date of the Confidentiality Agreement and one year from the date on which discussions between AMPAC and H.I.G. Capital regarding a possible negotiated transaction cease, in each case for the protection of AMPAC. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for AMPAC

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and the entire equity interest in AMPAC. The Offer, as the first step in the acquisition of AMPAC, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. The Merger Closing shall take place as soon as practicable following the consummation of the Offer, but in any event on the date of, and immediately following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in AMPAC or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in AMPAC. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of AMPAC.

Merger Without a Meeting. If the Offer is consummated, we will not seek the approval of AMPAC’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of AMPAC in accordance with Section 251(h) of the DGCL.

Plans for AMPAC. It is expected that, initially following the Merger, the business and operations of AMPAC will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Closing, Parent may consolidate or reorganize certain corporate entities in AMPAC’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of AMPAC as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of AMPAC during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of AMPAC’s business, operations, capitalization and management with a view to optimizing development of AMPAC’s potential.

Although we have not negotiated terms of any formal employment agreements, including any compensation arrangements or equity participation in the Surviving Corporation, with AMPAC’s management for the period after the Merger closes, prior to the approval of the transaction, on or about January 3, 2014, we discussed with AMPAC’s management typical equity incentive packages that H.I.G. has given to management of its portfolio companies. To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of AMPAC, on the one hand, and Parent, Purchaser, Sponsor or AMPAC, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of AMPAC entering into any such agreement, arrangement or understanding.

It is possible that certain members of AMPAC’s current management team will enter into new employment and other compensation arrangements with AMPAC after the completion of the Offer and the Merger. Following execution and delivery of the Merger Agreement, on January 13, 2014, the compensation committee of the board of directors of AMPAC approved negotiation by senior executives of AMPAC of transaction bonuses and post-merger closing employment agreements and equity compensation arrangements. Subsequent to the compensation committee’s approval, we have continued our discussions with senior management of AMPAC and conveyed an expectation that certain members of senior management of AMPAC would be offered continued employment post-Closing, such discussions including our providing forms of employment agreements, bonus and equity compensation arrangements (none of which included proposed amounts or percentages) and conveyed in general terms the retention bonus and equity incentive package that could be offered to such members of management. As of the date of this Offer to Purchase we have not entered into any formal employment agreements, or other compensation arrangements or equity incentive or participation arrangements in the Surviving Corporation. Any such agreements or arrangements with the existing management team are currently expected to be entered into after the consummation of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the articles of incorporation of Purchaser and the by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the by-laws of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation and by-laws. The directors of Purchaser will become the directors of AMPAC and the officers of AMPAC at the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Board of Directors and Officers at the Effective Time.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer, Plans for AMPAC—Plans for AMPAC,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving AMPAC or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of AMPAC or any of its subsidiaries, (iii) any material change in AMPAC’s dividend policy, (iv) any other material change in AMPAC’s business or (v) composition of its management.

13.	Certain Effects of the Offer.

Market for the Shares. If the Minimum Tender Condition is satisfied and the Offer is consummated, there will be no market for the Shares because the Parent intends to consummate the Merger immediately following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that any listed shares of common stock have at least 750,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause AMPAC to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of AMPAC to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by AMPAC to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to AMPAC, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Stockholders’ Meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of AMPAC and persons holding “restricted securities” of AMPAC to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause AMPAC to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, AMPAC will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of AMPAC or any subsidiary of AMPAC.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares of AMPAC promptly after the termination or withdrawal of the Offer), pay for any Shares of AMPAC tendered pursuant to the Offer unless:

(a)	any waiting period (and extensions thereof) applicable to the Transactions (including the Offer and the Merger) under the HSR Act or Austrian Competition Laws shall not have expired or been terminated;

(b)	there shall have been validly tendered and validly withdrawn prior to the Expiration Date that number of Shares which, together with (without duplication of such shares) any Shares then owned by Purchaser, collectively represents as of the Expiration Date one Share more than fifty percent (50%) of all Shares then outstanding;

(c)	as of the Expiration Date there shall not be any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority (collectively “Restraints”) in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(d)

that the representations and warranties of AMPAC (A) set forth in 4.3(d)(Voting Requirements), Sections 4.6(b) (Absence of Certain Changes), 4.8(e) (Compliance with Anti-Terrorism Laws) and 4.15 (Rights Agreement) of the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date, (B) set forth in Section 4.2 (Capitalization) and Section 4.21 (Brokers and Other Advisors) of the Merger Agreement,

without giving effect to any materiality or “Company Material Adverse Effect” (as described below), shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (C) set forth in the Merger Agreement other than those sections specifically identified in clause (A) or (B) of this paragraph, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct as of the date of the Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (C), where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (B) of this paragraph, if one or more inaccuracies in the representations and warranties set forth in Section 4.2 (Capitalization) would cause the aggregate amount required to be paid by Parent or Purchaser to effectuate the Offer, the Merger, refinance AMPAC’s outstanding indebtedness, indirectly acquire all of the outstanding equity interests in AMPAC’s subsidiaries, consummate the Offer and the Merger to be consummated and pay all fees and expenses in connection therewith, including pursuant to Article III of the Merger Agreement, to increase by $3,890,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this paragraph (and if below $3,890,000, such inaccuracy or inaccuracies will not be considered material for purposes of clause (B) of this paragraph;

(e)	that AMPAC shall have performed or complied with Section 6.1(b)(viii)(D) (to the extent relating to Company Plan that are Pension Plans) in all respects or shall have failed to perform or comply in all material respects with its other obligations or covenants under the Merger Agreement in each case, on or prior to the Expiration Date and such failure to perform or comply with such obligations or covenants shall not have been cured prior to the Expiration Date; provided that a failure to perform or comply with the obligations or covenants set forth in Section 6.1(b)(i) shall be considered material for purposes of this paragraph if such failure would cause the aggregate amount required by Parent and Purchaser to effectuate the Offer, the Merger, refinance AMPAC’s outstanding indebtedness, indirectly acquire all of the outstanding interests in AMPAC’s subsidiaries, consummate the Offer and the Merger and pay all fees and expenses in connection therewith by $3,890,000 or more;

(f)	a Company Material Adverse Effect shall not have occurred since the date of the Merger Agreement;

(g)	the Merger Agreement shall not have been terminated in accordance with its terms; and

(h)	the marketing period of at least 18 business days set forth in the Merger Agreement to allow Parent a certain amount of time to obtain the Debt Financing shall have been completed.

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Purchaser and may (other than the Minimum Tender Condition) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time (in each case on or prior to the Expiration Date), subject to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time (in each case on or prior to the Expiration Date).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by AMPAC with the SEC and other information concerning AMPAC, we are not aware of any governmental license or regulatory permit that appears to be material to AMPAC’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to AMPAC’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Sponsor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Sponsor and AMPAC anticipate filing their Premerger Notification and Report Forms on or about January 24, 2014 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. New York City time, on or about February 25, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Sponsor with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Sponsor’s consent. In practice, complying with a Second Request can take a significant period of time. Although AMPAC is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither AMPAC’s failure to make those filings nor a request for additional documents and information issued to AMPAC from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of AMPAC. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, AMPAC, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where AMPAC is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by AMPAC and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Company Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor AMPAC has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

Austrian Antitrust Compliance. Under the Austrian Cartel Act and Austrian Competition Act (collectively “Austrian Competition Laws”), certain transactions may not be consummated until specified information and documentary material (“Notification of a Concentration”) have been furnished to the Federal Competition Authority and the Federal Cartel Prosecutor (collectively the “Austrian Competition Authorities”) and certain waiting period requirements have been satisfied. These requirements of the Austrian Competition Laws apply to the acquisition of Shares in the Offer and the Merger.

Under the Austrian Competition Laws, our purchase of Shares in the Offer may not be completed until the expiration of the four week waiting period (“Phase I Waiting Period”) following the filing by Sponsor, as the ultimate parent entity of Purchaser, of a Notification of a Concentration concerning the Offer with the Austrian Competition Authorities, unless the waiting period is earlier terminated by the Austrian Competition Authorities. Sponsor and AMPAC anticipate filing their Notification of a Concentration on or about January 24, 2014 with the Austrian Competition Authorities in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required Phase I Waiting Period with respect to the Offer and the Merger will expire on or about four weeks from date of filing, unless earlier terminated by the Austrian Competition Authorities or unless Sponsor requests an extension of the Phase I Waiting Period (a “Phase I Extension”) by two weeks, in which case the Phase I Waiting Period will expire on or about six weeks from date of filing.

If the Austrian Competition Authorities request an in-depth investigation of the notified transaction by the Cartel Court before the Phase I Waiting Period has expired (a “Phase II Investigation”), the prohibition to implement the concentration is prolonged until its (legally binding) clearance by the Cartel Court (“Phase II Waiting

Period”). The Phase II Waiting Period may last up to five months as of the request for a Phase II Investigation and may be extended to a total of six month upon the request of the Sponsor. Even if the concentration is cleared in the course of the Phase II Investigation by the Cartel Court, such clearance may be appealed by the Austrian Competition Authorities. In this case the waiting period would be extended until the Cartel Court of Appeals has confirmed the (then legally binding) Cartel Court clearance.

In practice, complying with a Phase II Investigation therefore can take a significant period of time. Although AMPAC is required to file certain information and documentary material with the Austrian Competition Authorities in connection with the Offer, neither AMPAC’s failure to make those filings nor a request for additional documents and information issued to AMPAC from the Austrian Competition Authorities will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the Austrian Competition Laws if Purchaser owns more than 50% of the outstanding Shares (and holds sole control) at the time of the Merger.

The Austrian Competition Authorities will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of AMPAC. The applicable test under the Austrian Competition Laws is whether the concentration creates or strengthens a dominant position. If the Austrian Competition Authorities determine that this “dominance test” could be fulfilled, the Austrian Competition Authorities will request a Phase II Investigation by the Cartel Court.

Legal Proceedings. On January 16, 2014, a putative class action lawsuit captioned Quick, et al. v. American Pacific Corp., et al., Case No. A-14-694633-C, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaint (“Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of the AMPAC’s directors, Parent, Purchaser and H.I.G. The Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of AMPAC and by engaging in self-dealing. The Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC and H.I.G. aided and abetted the alleged breaches by AMPAC’s directors. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses. AMPAC intends to vigorously defend against such claims.

17.	Appraisal Rights

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares that did not tender such Shares in the Offer at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Appraisal Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, AMPAC may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid for Shares in the Offer or the Merger. Stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price) in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to AMPAC a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of Appraisal Shares will cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Merger Consideration (which will be the same as the Offer Price) in accordance with the Merger Agreement.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The foregoing does not constitute the notice of appraisal rights and related disclosure required by Section 262 of the DGCL. That notice and disclosure will be included in in AMPAC’s Appraisal Rights Statement on Schedule 14D-9.

The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

18.	Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. AMPAC is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of AMPAC’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning AMPAC” above.

Flamingo Merger Sub Corp.

January 24, 2014

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND SPONSOR

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital, LLC, 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131 and the telephone number is (305) 379-2322.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Fraser Preston Director and President	U.S.	Managing Director since joining H.I.G. Capital, LLC in 2008.
Brian McMullen	U.S.	Principal since joining H.I.G. Capital, LLC in 2002.
Director, Treasurer and Secretary

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital, LLC, , 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131 and the telephone number is (305) 379-2322.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Fraser Preston Director and President	U.S.	Managing Director since joining H.I.G. Capital, LLC in 2008.
Brian McMullen	U.S.	Principal since joining H.I.G. Capital, LLC in 2002.
Director, Treasurer and Secretary

Sponsor. H.I.G.Bayside Debt & LBO Fund II, L.P. is a Delaware limited partnership engaged in the business of making private equity and other types of investments.

H.I.G. Bayside Advisors II. LLC is the general partner of H.I.G.Bayside Debt & LBO Fund II L.P., H.I.G. Bayside Advisors II, LLC is a Delaware limited corporation, the principal business of which is acting as general partner of H.I.G.Bayside Debt & LBO Fund II.

The business address of each of H.I.G. Capital LLC. H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Advisors II, LLC and each of the executive officers of H.I.G. Capital, LLC listed below is c/o H.I.G. Capital, LLC, , 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131 and the telephone number is (305) 379-2322.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

If delivering by mail or overnight delivery by midnight ET on

Expiration Date:

Continental Stock Transfer & Trust Company

17 Battery Place, 8th Floor

New York, NY 10004

Attention: Corporate Actions Department

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others, Call Toll-Free: (855) 208-8903

Email: info@okapipartners.com